SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Interim Financial Information - ITR

individual and consolidated

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2020

with report on the review of interim financial information

Gol Linhas Aéreas Inteligentes S.A.

Individual and consolidated Interim Financial Information

June 30, 2020

Contents

Performance comment	03

Report of the Statutory Audit Committee	07

Statement of Executive officers on the individual and consolidated interim financial information	08

Statement of Executive officers on the independent auditors’ review report on the interim financial information	09

Independent auditors’ review report on the quarterly information	10

Statements of financial position	12

Statements of income	14

Statements of comprehensive income	16

Statements of changes in equity	17

Statements of cash flows	18

Statements of value added	20

Notes to the individual and consolidated interim financial information	21

Management report

GOL Preserves Liquidity and Controls Costs as Customer Demand Begins to Return.

Strong capacity management discipline led to 78% load factor, daily flights increase from 50 to 120 in the 2Q20, the Company maintains strong cash position.

Our second quarter results are a reflection of the severe impact that COVID-19 is having on Brazil’s economy, the air transportation industry and our Company. To offset the steep decline in revenues, we took several measures to decrease costs and preserve liquidity as we manage through this crisis. We reduced our average daily cash expenditures to R$3 million in 2Q20, while taking all the necessary measures to offer a safe and comfortable flight experience. Customer demand is returning, and we are gradually increasing our capacity as a result.

GOL maintained a strong liquidity position, enable in part by the broad support from many of its stakeholders, ending the quarter with R$3.3 billion in cash and receivables. The Company also amortized R$304 million of principal and R$47 million in interest on debt and leases in the quarter.

GOL’s financial resiliency in this market affirms the value of the work we have been doing to strengthen our balance sheet over the last four years, not just the past four months. The continued dedication of the Company’s Employees and the support of our many stakeholders will be critical as we navigate through these unprecedented times and position GOL for continued future growth.

The 2Q20 was an unprecedented quarter for airline companies around the world. In Brazil, the social and economic impact on domestic demand required a rapid response from GOL to adapt to the new scenario. It is in situations such as this, marked by high macroeconomic volatility, that the airline’s leadership as a low-cost carrier stands out and presents superior results compared to its competitors. In addition, the GOL Team has differentiated itself by leading with care, clarity and confidence, resulting in successful management throughout the crisis and placing the Company in a solid position in resuming its operations. GOL remains committed to transparent communication with its investors and other stakeholders.

Operating and Financial Indicators

Traffic Data – GOL (in Millions)	2Q20	2Q19	% Var.	6M20	6M19	% Var.
RPK GOL – Total	773	9,317	-91.7%	10,721	19,941	-46.2%
RPK GOL –Domestic	771	8,075	-90.5%	9,431	17,165	-45.1%
RPK GOL – International	2	1,242	-99.8%	1,290	2,776	-53.5%
ASK GOL – Total	990	11,365	-91.3%	13,452	24,403	-44.9%
ASK GOL – Domestic	986	9,747	-89.9%	11,668	20,768	-43.8%
ASK GOL – International	4	1,618	-99.8%	1,784	3,635	-50.9%
GOL Load Factor – Total	78.1%	82.0%	-3.9 p.p.	79.7%	81.7%	-2.0 p.p.
GOL Load Factor – Domestic	78.2%	82.8%	-4.6 p.p.	80.8%	82.7%	-1.9 p.p.
GOL Load Factor – International	56.2%	76.8%	-20.6 p.p.	72.3%	76.4%	-4.1 p.p.
Operating Data	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Revenue Passengers - Pax on Board ('000)	627	8,187	-92.3%	8,973	17,136	-47.6%
Aircraft Utilization (Block Hours/Day)	6.5	11.7	-44.4%	11.4	12.3	-7.3%
Departures	5,146	58,799	-91.2%	68,102	122,570	-44.4%
Total Seats (‘000)	821	10,230	-92.0%	11,655	21,380	-45.5%
Average Stage Length (km)	1,177	1,101	6.9%	1,139	1,130	0.8%
Fuel Consumption (mm liters)	30	333	-91.0%	393	707	-44.4%
Full-time Employees (at Period End)	15,981	15,328	4.3%	15,981	15,328	4.3%
Average Operating Fleet(6)	17	108	-84.3%	65	109	-40.4%
On-time Departures	96.1%	93.0%	3.1 p.p.	96.9%	89.9%	7.0 p.p.
Flight Completion	94.2%	98.4%	-4.2 p.p.	97.3%	98.3%	-1.0 p.p.
Passenger Complaints (per 1,000 pax)	5.99	1.89	216.9%	4.53	2.08	117.8%
Lost Baggage (per 1,000 pax)	2.07	1.26	64.3%	2.21	1.37	61.3%
Financial Data	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Net YIELD (R$ cents)	31.48	31.76	-0.9%	29.71	30.05	-1.1%
Net PRASK (R$ cents)	24.58	26.03	-5.6%	23.67	24.56	-3.6%
Net RASK (R$ cents)	36.15	27.63	30.8%	26.06	26.03	0.1%
CASK (R$ cents)(4)	79.16	24.12	228.2%	22.25	22.15	0.5%
CASK Ex-Fuel (R$ cents)(4)	65.44	15.53	321.4%	13.80	14.07	-1.9%
Adjusted CASK(6)	34.09	24.12	41.3%	18.93	22.15	-14.5%
Adjusted CASK(6) Ex-Fuel (R$ cents)(4)	28.11	15.53	81.0%	11.05	14.07	-21.5%
Breakeven Load Factor(4)	NM	71.6%	NM	68.0%	69.6%	-1.6 p.p.
Average Exchange Rate(1)	5.3854	3.9221	37.3%	4.9218	3.8459	28.0%
End of Period Exchange Rate(1)	5.4760	3.8322	42.9%	5.4760	3.8322	42.9%
WTI (Average per Barrel. US$)(2)	28.00	59.91	-53.3%	36.82	57.45	-35.9%
Price per Liter Fuel (R$)(3)	2.19	2.98	-26.5%	2.74	2.84	-3.5%
Gulf Coast Jet Fuel (Average per Liter, US$)(2)	0.21	0.51	-58.8%	0.29	0.50	-42.0%

(1) Source: Brazilian Central Bank; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Excluding non-recurring expenses and Idle expenses. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the financial statements due to rounding. (6) Considers only expenses related to current operating levels (2Q20).

Domestic market

GOL’s domestic demand was 771 million RPK, a decrease by 90.5%, while ASK supply reduced 89.9% in comparison to 2Q19, and the load factor reached 78.2% in the quarter. GOL transported 0.6 million Clients during the quarter, a decrease of 91.8% compared with the same quarter in 2019. The Company remains the leader in transporting passengers in Brazil.

International market

In 2Q20, GOL provided repatriation and humanitarian aid flights in the face of the global pandemic. As most country borders were closed, the Company did not offer regular international flights.

Volume of Departures and Total Seats

The total volume of GOL’s departures was 5,146, a decrease of 91.2% over 2Q19. The total number of seats available to the market was 821.000 in the second quarter of 2020, a decrease of 92.0% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK decreased by 5.6% in the quarter when compared to 2Q19, reaching 24.58 cents (R$), due to the decline of the levels of net passenger revenue and the ASK reduction of 91.3% in the quarter. GOL’s net RASK was 36.15 cents (R$) in 2Q20, an increase of 30.8% over 2Q19. Net yield remained stable over 2Q19, reaching 31.48 cents (R$).

Fleet

At the end of 2Q20, GOL's total fleet was 130 Boeing 737 aircraft, comprised of 123 NGs and seven (7) MAXs (non-operational). At the end of 2Q19, GOL's total fleet was 127 aircraft, of which seven (7) were MAXs (non-operational). During the quarter, GOL received one (1) additional aircraft 737-800 NG aircraft, for which the lease was already signed before the pandemic. The average age of the Company's fleet was 10.7 years at the end of 2Q20.

Total Fleet at the End of Period	2Q20	2Q19	Var.	1Q20	Var.
B737s	130	127	+3	131	-1
B737-7 NG	23	24	-1	23	0
B737-8 NG	100	96	+4	101	-1
B737-8 MAX	7	7	0	7	0

As of June 30, 2020, GOL had 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were orders for 737 MAX-8 and 22 orders were for 737 MAX-10. The Company’s fleet plan is for a reduction of 21 operating aircraft through 2021, with the flexibility to return even more aircraft is necessary.

Fleet Plan	2020E	2021E	2022E	>2023E	Total
Operating Fleet at the End of the Year	124	119
Aircraft Commitments (R$ MM)	-	194.9	1,356.3	7,211.5	8,762.7

Glossary of industry terms

•	AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.
•	AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.
•	AVAILABLE FREIGHT TONNE KILOMETER (AFTK): cargo capacity in tonnes multiplied by number of kilometers flown.
•	AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.
•	EXCHANGEABLE SENIOR NOTES (ESN): convertible securities.
•	BLOCK HOURS: the time an aircraft is in flight plus taxiing time.
•	BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.
•	BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
•	CHARTER: a flight operated by an airline outside its normal or regular operations.
•	FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)
•	FREIGHT TONNE KILOMETERS (FTK): weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.
•	LESSOR: the party renting a property or other asset to another party, the lessee.
•	LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).
•	LONG-HAUL FLIGHTS: long-distance flights (in GOL's case, flights of more than four hours' duration).
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.
•	OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.
•	PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.
•	PDP: credit for advance payments for aircraft purchases financing.
•	REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
•	SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.
•	SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.
•	WTI BARREL: West Texas Intermediate - the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.
•	YIELD PER PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 130 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results and growth prospects of GOL. These forward-looking statements, which are subject to change without prior notice, reflect mere estimates and projections and are based exclusively on the expectations of GOL’s management at the time the forward-looking statements are made. Further, these forward-looking statements depend substantially on external factors, many of which are highly uncertain, including (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators, (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, (iii) the competitive environment in the Brazilian airline market and government measures that may affect it, (iv) fuel price volatility and (v) the risks disclosed in GOL’s filings with the U.S. Securities and Exchange Commission.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “net debt,” “total liquidity” and “EBITDA.” GOL’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

Internal rules of the Statutory Audit Committee (“CAE”)

The GOL LINHAS AÉREAS INTELIGENTES S.A. Statutory Audit Committee, in compliance with its legal and statutory obligations, has reviewed the individual and consolidated interim financial information for the period ended June 30, 2020. On the basis of the procedures we have undertaken and considering the independent auditors’ review report issued by Grant Thornton Auditores Independentes and the information and explanations we have received during the period, we consider that these documents are fit to be submitted to the consideration of the Board of Directors.

São Paulo, July 30, 2020.

André Béla Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Francis James Leahy Meaney

Member of the Statutory Audit Committee

Executive officers’ statement on the financial statements

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the individual and consolidated interim financial information for the three and six-months period ended June 30, 2020.

São Paulo, July 30, 2020.

Paulo Sérgio Kakinoff

President and Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President and Chief Financial Officer

Declaration of the officers on the review report of independent auditors

In compliance with CVM Instruction 480/09, the Executive officers declare that they have discussed, reviewed and approved the opinion expressed in the review report of independent auditors, Grant Thornton Auditores Independentes, on the individual and consolidated interim financial information for the period ended June 30, 2020.

São Paulo, July 30, 2020.

Paulo Sérgio Kakinoff

President and Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President and Chief Financial Officer

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor’s report on review of interim financial information

Grant Thornton Auditores Independentes Av. Eng. Luís Carlos Berrini, 105 - 12[o] andar Itaim Bibi, São Paulo (SP) Brasil T +55 11 3886-5100

To the Board of directors and shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (“the Company”), comprised in the Quarterly Information Form for the quarter ended June 30, 2020, comprising the balance sheets as of June 30, 2020 and the respective statements of income and of comprehensive income for the three and six-month periods then ended, and of changes in shareholders’ equity and of cash flows for the period of six months then ended, including the footnotes.

Management is responsible for the preparation of the individual interim financial information in accordance with the NBC TG 21 – Interim Financial Reporting and of the consolidated interim financial information in accordance with the NBC TG 21 and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis of matter

Relevant uncertainty about going concern

We draw attention to Note 1, which mentions that the individual and consolidated interim financial information were prepared on the assumption of going concern. As described in the aforementioned note, the Company suffered recurring reductions in its operations and has a deficiency in net working capital which, together with other events and conditions, indicates the existence of relevant uncertainty that may raise significant doubt as to its ability to continue as a going concern. Management's plans and actions under development in order to reestablish the Company’s economic-financial balance and its equity position are described in Notes 1 and 39. The individual and consolidated interim financial information do not include any adjustments that may arise from the result of this uncertainty. Our conclusion is not qualified in relation to this matter.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of six months ended June 30, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.

These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Audit and review of figures corresponding to the comparative year and period

The audit of the individual and consolidated financial statements for the year ended December 31, 2019 and the review of the individual and consolidated interim financial information for the three and six-month periods ended June 30, 2019 were conducted under the responsibility of other independent auditor, which issued an audit report and a review report thereon, without qualifications, on February 28, 2020 and July 31, 2019, respectively.

São Paulo, July 30, 2020

Daniel Gomes Maranhão Junior

CT CRC 1SP-215.856/O-5

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

Statements of financial position As of June 30, 2020 and December 31, 2019 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Assets	Note	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019

Current
Cash and cash equivalents	6	25,158	1,016,746	415,892	1,645,425
Short-term investments	7	182	673	1,379,269	953,762
Restricted cash	8	6,358	6,399	786,901	304,920
Trade receivables	9	-	-	536,142	1,229,530
Inventories	10	-	-	218,169	199,213
Recoverable taxes	11	8,100	5,163	238,503	309,674
Derivatives assets	35,2	-	-	-	3,500
Advance to suppliers and third parties	13	51	37	207,207	142,338
Dividends and interest shareholders on equity		54,544	69,548	-	-
Other credits and amounts		7,395	10,039	120,201	139,015
Total current assets		101,788	1,108,605	3,902.284	4,927,377

Non-current
Restricted cash	8	-	-	187,279	139,386
Deposits	14	132,609	112,502	2,481,808	1,968,355
Advance to suppliers and third parties	13	-	-	32,105	48,387
Recoverable taxes	11	12,544	22,449	375,639	174,142
Deferred taxes	12	53,742	56,903	53,686	59,809
Other credits and amounts		-	-	28,232	991
Credits with related parties	29	5,591,877	3,440,701	-	-
Derivatives assets	35,2	45,150	143,969	45,150	143,969
Investments	15	545,859	501,986	1,254	1,254
Property, plant, and equipment	16	3,783	240,379	5,889,157	6,058,101
Intangible assets	17	-	-	1,763,219	1,776,675
Total non-current assets		6,385,564	4,518,889	10,857,529	10,371,069

Total		6,487,352	5,627,494	14,759,813	15,298,446

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of financial position As of June 30, 2020 and December 31, 2019 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Liabilities	Note	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019

Current
Loans and financing	18	1,835,930	1,359,547	3,854,110	2,543,039
Leases payable	19	-	-	2,226,553	1,404,712
Suppliers	20	14,837	19,116	1,559,750	1,286,275
Suppliers - forfaiting	21	-	-	42,968	554,467
Salaries		37	137	352,426	396,010
Taxes obligation	22	773	4,261	89,665	116,523
Landing fees		-	-	689,205	728,339
Advance from ticket sales	23	-	-	1,582,269	1,966,148
Mileage program	24	-	-	1,235,080	1,009,023
Advances from customers		-	-	14,023	16,424
Provisions	25	-	-	316,067	203,816
Derivatives liabilities	35,2	-	-	254,352	9,080
Other liabilities		-	-	75,323	128,744
Total current assets		1,851,577	1,383,061	12,291,791	10,362,600

Non-current
Loans and financing	18	6,231,699	5,235,593	7,029,333	5,866,802
Leases payable	19	-	-	5,830,439	4,648,068
Suppliers	20	-	-	57,421	10,142
Provisions	25	-	-	1,346,284	1,053,240
Mileage program	24	-	-	298,907	171,651
Deferred taxes	12	-	-	248,268	244,041
Taxes obligation	22	-	-	-	84
Obligations to related parties	29	9,175	163,350	-	-
Derivatives liabilities	35,2	-	-	30,897	11,270
Provision for loss on investment	15	11,374,157	6,498,660	-	-
Other liabilities		23,393	23,501	31,326	35,965
Total non-current assets		17,638,424	11,921,104	14,872,875	12,041,263

Shareholders’ Equity
Share capital	26,1	3,008,905	3,008,178	3,008,905	3,008,178
Shares to be issued		135	584	135	584
Treasury shares	26,2	(62,536)	(102,543)	(62,536)	(102,543)
Capital reserves		196,222	225,276	196,222	225,276
Equity valuation adjustments		(863,090)	188,247	(863,090)	188,247
Accumulated losses		(15,282,285)	(10,996,413)	(15,282,285)	(10,996,413)
Deficit attributable to shareholders’ equity of the parent company		(13,002,649)	(7,676,671)	(13,002,649)	(7,676,671)

Non-controlling interests		-	-	597,796	571,254
Total deficit		(13,002,649)	(7,676,671)	(12,404,853)	(7,105,417)

Total		6,487,352	5,627,494	14,759,813	15,298,446

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of income Periods ended June 30, 2020 and 2019 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Parent Company
		Three-month period ended on		Six-month period ended on
	Note	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Operating income (expenses)
Administrative expenses		(2,171)	(2,097)	(7,170)	(6,732)
Other income and expenses, net		(49)	(8,334)	376,259	9,811
Total operating expenses	31	(2,220)	(10,431)	369,089	3,079

Result of equity income	15	(1,572,913)	111,121	(3,790,552)	128,986

(Loss) income before financial result and taxes		(1,575,133)	100,690	(3,421,463)	132,065

Financial result
Financial revenue		149,228	34,374	766,144	68,631
Financial expenses		(406,941)	(378,269)	(741,200)	(484,557)
Financial (expenses) income, net	32	(257,713)	(343,895)	24,944	(415,926)

Income before exchange rate variation, net		(1,832,846)	(243,205)	(3,396,519)	(283,861)

Exchange rate variation, net	32	(161,161)	47,690	(882,424)	32,661

Loss before income tax and social contribution		(1,994,007)	(195,515)	(4,278,943)	(251,200)

Income tax and social contribution
Current		(2,030)	518	(3,078)	(1,395)
Deferred		(876)	374	(3,161)	25,665
Total income and social contribution taxes	12	(2,906)	892	(6,239)	24,270

Net Loss for the period before non-controlling interests		(1,996,913)	(194,623)	(4,285,182)	(226,930)

Basic loss per share	27
Per common share		(0.169)	(0.016)	(0.362)	(0.019)
Per preferred share		(7.222)	(0.556)	(12.668)	(0.648)

Diluted loss per share	27
Per common share		(0.169)	(0.016)	(0.362)	(0.019)
Per preferred share		(7.222)	(0.556)	(12.668)	(0.648)

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of income Periods ended June 30, 2020 and 2019 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Consolidated
		Three-month period ended on		Six-month period ended on
	Note	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net revenue
Passenger		243,303	2,958,648	3,184,636	5,992,201
Cargo and other		114,545	181,968	320,939	359,223
Total net revenue	30	357,848	3,140,616	3,505,575	6,351,424

Cost of services provided	31	(502,006)	(2,462,729)	(3,081,916)	(4,764,866)
(Loss) gross profit		(144,158)	677,887	423,659	1,586,558

Operating income (expenses)
Selling expenses		(66,217)	(235,915)	(235,174)	(421,920)
Administrative expenses		(239,440)	(257,256)	(567,717)	(481,714)
Other income and expenses, net		(447,785)	134,163	507,053	142,087
Total operating expenses	31	(753,442)	(359,008)	(295,838)	(761,547)

Result of equity income	15	-	(1)	-	77

(Loss) income before financial result and taxes		(897,600)	318,878	127,821	825,088

Financial result
Financial revenue		196,401	108,297	894,647	208,902
Financial expenses		(722,757)	(689,029)	(1,721,213)	(1,075,397)
Net Financial Expenses	32	(526,356)	(580,732)	(826,566)	(866,495)

Income before exchange rate variation, net		(1,423,956)	(261,854)	(698,745)	(41,407)

Exchange rate variation, net	33	(570,024)	162,628	(3,513,428)	47,296

(Loss) income before income tax and social contribution		(1,993,980)	(99,226)	(4,212,173)	5,889

Income tax and social contribution
Current		(11,580)	(35,595)	(35,853)	(75,643)
Deferred		8,479	13,997	(10,664)	(15,864)
Total income and social contribution taxes	12	(3,101)	(21,598)	(46,517)	(91,507)

Net Loss for the period before non-controlling interests		(1,997,081)	(120,824)	(4,258,690)	(85,618)

Net income (loss) attributable to:
Controlling shareholder		(1,996,913)	(194,623)	(4,285,182)	(226,930)
Non-controlling shareholders		(168)	73,799	26,492	141,312

Basic loss per share	27
Per common share		(0.169)	(0.016)	(0.362)	(0.019)
Per preferred share		(7.222)	(0.556)	(12.668)	(0.648)

Diluted loss per share	27
Per common share		(0.169)	(0.016)	(0.362)	(0.019)
Per preferred share		(7.222)	(0.556)	(12.668)	(0.648)

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of comprehensive income Periods ended June 30, 2020 and 2019 (In thousands of Brazilian reais - R$)

	Parent Company
	Three-month period ended on		Six-month period ended on
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Net loss for the period	(1,996,913)	(194,623)	(4,285,182)	(226,930)

Other comprehensive income to be reclassified to profit or loss

Cash flow hedge, net of income tax and social contribution	(1,060)	(100,569)	(1,078,349)	156,250
Actuarial Losses from pension plan and post-employment benefits	27,287	-	27,287	-
Other comprehensive income	(275)	-	(275)	-
	25,952	(100,569)	(1,051,337)	156,250

Total comprehensive income loss for the period	(1,970,961)	(295,192)	(5,336,519)	(70,680)

	Consolidated
	Three-month period ended on		Six-month period ended on
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Net loss for the period	(1,997,081)	(120,824)	(4,258,690)	(85,618)

Other comprehensive income to be reclassified to profit or loss

Cash flow hedge, net of income tax and social contribution	(1,060)	(100,569)	(1,078,349)	156,250
Actuarial Losses from pension plan and post-employment benefits	27,287	-	27,287	-
Other comprehensive income	(275)	-	(275)	-
	25,952	(100,569)	(1,051,337)	156,250

Total comprehensive income loss for the period	(1,971,129)	(221,393)	(5,310,027)	70,632

Comprehensive income loss attributable to:
Controlling shareholder	(1,970,961)	(295,192)	(5,336,519)	(70,680)
Non-controlling shareholders	(168)	73,799	26,492	141,312

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of changes in equity Periods ended June 30, 2020 and 2019 (In thousands of Brazilian reais - R$)

	Parent Company and Consolidated
				Capital reserves			Equity valuation adjustments
	Share Capital	Shares to be issued	Treasury shares	Bonus on transfer of stock options	Special premium reserve of subsidiary	Share-based payments	Unrealized hedge gains	Post-Employment Benefit	Other comprehensive income	Gains on change in investment	Accumulated losses	Deficit attributable to shareholders’ equity of the parent company	Smiles’ non-controlling interests	Total
Balances as of December 31, 2018	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)	-	-	759,984	(8,396,567)	(4,985,412)	480,061	(4,505,351)
Adoption of accounting standards	-	-	-	-	-	-	-	-	-	-	(2,482,573)	(2,482,573)	(256)	(2,482,829)
Adjusted Balance as of January 1, 2019	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)	-	-	759,984	(10,879,140)	(7,467,985)	479,805	(6,988,180)
Other comprehensive income, net	-	-	-	-	-	-	156,250	-	-	-	-	156,250	-	156,250
Capital increase per option period options	5,101	(2,818)	-	-	-	-	-	-	-	-	-	2,283	173	2,456
Advances for future capital increase	-	300	-	-	-	-	-	-	-	-	-	300	-	300
Stock option exercised	-	-	-	-	-	6,309	-	-	-	-	-	6,309	751	7,060
Subscription warrants	-	-	-	-	6,861	-	-	-	-	-	-	6,861	-	6,861
Equity interest dilution effects	-	-	-	-	-	-	-	-	-	(649)	-	(649)	649	-
Net loss for the period	-	-	-	-	-	-	-	-	-	-	(226,930)	(226,930)	141,312	(85,618)
Dividends and interest shareholders on equity paid by Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(143,136)	(143,136)
Balances as of June 30, 2019	2,947,713	300	(126)	17,497	77,840	123,722	(343,772)	-	-	759,335	(11,106,070)	(7,523,561)	479,554	(7,044,007)
									-
Balances as of December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	-	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)
Other comprehensive income, net	-	-	-	-	-	-	(1,078,349)	27,287	(275)	-	-	(1,051,337)	(278)	(1,051,615)
Net income (loss) for the period	-	-	-	-	-	-	-	-		-	(4,285,182)	(4,285,182)	26,492	(4,258,690)
Total Comprehensive Income Loss for the period	-	-	-	-	-	-	(1,078,349)	27,287	(275)	-	(4,285,182)	(5,336,519)	26,214	(5,310,305)
Capital increase per stock options period	727	(727)	-	-	-	-	-	-	-	-	-	-	-	-
Advances for future capital increase	-	278		-	-	-	-	-	-	-	-	278	-	278
Treasury shares transferred	-	-	40,007	-	-	(40,007)	-	-	-	-	-	-	-	-
Equity interest dilution effects	-	-	-	-	548	-	-	-	-	-	(690)	(142)	-	(142)
Stock option exercised	-	-	-	-	-	10,405	-	-	-	-	-	10,405	328	10,733
Balances as of June 31, 2020	3,008,905	135	(62,536)	17,497	83,777	94,948	(1,608,392)	(13,758)	(275)	759,335	(15,282,285)	(13,002,649)	597,796	(12,404,853)

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of cash flows Periods ended June 30, 2020 and 2019 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Net loss for the period	(4,285,182)	(226,930)	(4,258,690)	(85,618)
Adjustment to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	-	-	1,018,581	820,803
Allowance (reversal) for doubtful accounts	-	-	1,440	(6,858)
Provision for legal proceedings	-	-	113,569	92,743
Provision for inventory obsolescence	-	-	73	31
Recovery of extemporaneous credits	-	-	(126,675)	-
Adjustment to present value of assets and liabilities	-	-	27,443	-
Deferred taxes	3,161	(25,665)	10,664	15,864
Equity	3,790,552	(128,986)	-	(77)
Share-based payments	-	6,309	10,405	7,060
Leaseback	-	-	(112,591)	-
Actuarial Losses from post-employment benefits	-	-	6,005	-
Exchange and monetary variations, net	1,455,407	(36,684)	3,530,353	(98,517)
Interest on debt and financial lease	186,192	154,962	660,101	513,995
Investments variation	(20)	-	(91,339)	-
Provision for aircraft and engine return	-	-	81,227	244,559
Provision for maintenance reserve	-	-	5,138	-
Write-off of deposits to guarantee lease and maintenance	-	-	70,138	-
Results of derivatives recognized in Results	119,528	225,298	690,643	247,026
Unrealized hedge results - ESN	(409,136)	-	(409,136)	-
Provision for labor obligations	-	-	53,091	10,270
Disposals of property, plant and equipment and intangible assets	108,538	3,301	33,489	34,394
Other operating adjustments	-	-	-	(133,249)
Others	213	-	45,579	(50,458)
Adjusted Net Income	969,253	(28,395)	1,359,508	1,611,968

Changes in operating assets and liabilities:
Trade receivables	-	-	705,431	(425,431)
Short-term investments	511	92,015	121,002	57628
Inventories	-	-	(19,029)	(11,133)
Deposits	(1,522)	(2,914)	(189,850)	(145,900)
Recoverable taxes	6,968	-	(3,651)	-
Suppliers	(4,042)	(331,240)	215,317	(284,821)
Suppliers - forfaiting	-	-	(152,162)	(12,460)
Advance from ticket sales	-	-	(383,879)	290,166
Mileage program	-	-	353,313	110,979
Advances from customers	-	-	(2,401)	(152,654)
Salaries	(100)	(349)	(96,675)	(40,877)
Landing fees	-	-	(39,134)	132,611
Taxes obligation	(17,597)	(12,116)	2,236	69,296
Derivatives liabilities	-	-	(545,300)	(87,435)
Advance to suppliers and third parties	(14)	-	(69,469)	-
Payments for lawsuits and aircraft return	-	-	(103,964)	(66,093)
Other assets (liabilities)	2,537	577,739	(51,676)	111,657
Interest paid	(223,770)	(149,413)	(281,153)	(228,507)
Income tax paid	(2,665)	(506)	(29,176)	(133,879)
Net Cash Provided by Operating Activities	729,559	144,821	789,288	795,115

Receivable loans from related parties	(1,604,676)	(835,828)	-	-
Investments in subsidiary	-	-	(483,112)	(379,384)
Restricted cash	41	(2,483)	(529,874)	220,331
Receipt of Dividends and Interest on Shareholders’ Equity through Subsidiary	15,002	232,251	-	471
Advances for property, plant and equipment acquisition, net	-	(27,438)	(56,782)	(28,532)
Return – PDP – Boeing Agreement	136,962	-	136,962
Property, plant and equipment acquisitions	(8,904)	-	(450,142)	(333,158)
Acquisition of intangible assets	-	-	(32,366)	(28,287)
Net cash flows used in investing activities	(1,461,575)	(633,498)	(1,415,314)	(548,559)

Statements of cash flows Periods ended June 30, 2020 and 2019 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Loan funding	-	1,346,549	449,062	1,436,035
Costs of borrowing and repurchasing securities	-	(60,838)	-	(63,747)
Loan and financing payments	(405,878)	-	(699,748)	(297,803)
Early payment of Senior Notes	-	(50,320)	-	(50,320)
Lease payments	-	-	(527,902)	(760,419)
(Payment) derivative receipt	-	(115,928)	21,800	(115,928)
Dividends and interest on shareholders’ equity paid to non-controlling interests	-	-	(14,811)	(209,397)
Capital Increase	-	2,283	-	2,283
Subscription warrants	-	6,861	-	6,861
Capital increase from non-controlling interests	-	-	-	172
Shares to be issued	278	300	278	300
Net cash flows (used in) from financing activities	(405,600)	1,128,907	(771,321)	(51,963)

Exchange variation on cash held in foreign currencies	146,028	(20,465)	167,814	(24,295)

Net cash (decrease) increase and cash equivalents	(991,588)	619,765	(1,229,533)	170,298

Cash and cash equivalents at the beginning of the period	1,016,746	282,465	1,645,425	826,187
Cash and cash equivalents at the end of the period	25,158	902,230	415,892	996,485

Transactions that do not affect cash are presented in Note 36 of these financial statements.

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of value added Periods ended June 30, 2020 and 2019 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Revenues
Passengers, cargo and other	-	-	3,650,199	6,642,822
Other operating revenues	376,259	14,574	542,014	122,391
Allowance for doubtful accounts	-	-	(1,439)	(6,858)
	376,259	14,574	4,190,774	6,758,355
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of aircraft fuel	-	-	(1,181,699)	(2,012,190)
Materials, energy, outsourced services and others	(5,291)	(8,797)	(814,132)	(1,412,003)
Aircraft insurance	-	-	(18,697)	(12,523)
Sales and marketing	(366)	-	(161,042)	(322,885)
Gross value added	370,602	5,777	2,015,204	2,998,754

Depreciation and amortization	-	-	(1,018,581)	(820,803)
Value added produced	370,602	5,777	996,623	2,177,951

Value-added received in transfer
Result of equity income	(3,790,552)	128,986	-	77
Financial income	766,144	102,944	894,647	1,555,773
Value added (distributed) for distribution	(2,653,806)	237,707	1,891,270	3,733,801

Distribution of value-added:
Salaries	1,048	1,956	540,024	734,780
Benefits	1	-	83,237	86,823
FGTS	-	-	16,748	64,207
Personnel	1,049	1,956	640,009	885,810

Federal taxes	6,755	(22,204)	251,867	543,245
State taxes	-	-	7,130	9,509
Municipal taxes	-	-	1,857	2,062
Tax, charges and contributions	6,755	(22,204)	260,854	554,816

Interest and exchange rate variation	1,623,572	484,855	5,218,382	2,348,692
Rent	-	-	29,418	30,012
Other	-	30	1,297	89
Third-party capital remuneration	1,623,572	484,885	5,249,097	2,378,793

Net loss for the period	(4,285,182)	(226,930)	(4,285,182)	(226,930)
Net income (loss) for the period attributable to non-controlling interests	-	-	26,492	141,312
Remuneration of own capital	(4,285,182)	(226,930)	(4,258,690)	(85,618)

Value added (distributed) for distribution	(2,653,806)	237,707	1,891,270	3,733,801

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.	General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GOL”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. According to the Bylaws, the Company's purpose is to exercise control of GOL Linhas Aéreas S.A. (“GLA”), which operates regular and non-scheduled passenger flight transportation services and the development of loyalty programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopted Level 2 Differentiated Corporate Governance Practices from B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply the differentiated corporate governance practices.

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.    Impacts caused by the COVID-19 pandemic and actions taken by the Management

The pandemic onset by COVID-19, considered by the World Health Organization as a “public health emergency of international interest”, spread rapidly across the world, leading to major disruptions in global economic activity and starting an unprecedented crisis.

Such a crisis has significantly increased uncertainties in the macroeconomic environment and led the Brazilian economy to record a 9.73% retraction in April, with a 1.31% recovery in May. The forecast for 2020 is a 6.1% drop in the gross domestic product, according to the Focus Report, issued by the Central Bank of Brazil on July 13, 2020, caused mainly by the weak foreign demand and the abrupt decrease in economic activity to the virus containment.

Among the measures taken in the country to try to reduce the speed of the disease’s spread, include recommending social distancing, restricting travels and closing borders. As a consequence, the airline industry was one of the first and hardest hit in its operations and results.

To face this utterly disruptive scenario, the Company, through its Executive Committee, which includes its entire management body, is closely monitoring the issue and its developments and establishing financial and operational strategies, as well as defining how GOL can support society. The Company has used the tools under its control, including the following measures:

1.1.1	Operational Adjustment - Essential Air Network

On March 16, GOL reduced its capacity by 50 to 60% in the domestic market and by 90 to 95% in the international market, to reflect the change in customer demand. The Company has adjusted its air network from 750 to 50 daily essential flights (“Essential Air Network”).

Since then, GOL has gradually resumed its operations, now operating an average of 87 daily flights in June 2020, with daily peaks of up to 148 flights. In July 2020, the company has offered and operated approximately 250 daily flights.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.1.2   Cut in Fixed and Variable Costs

•	Fixed costs: At the end of March, the Company has reformulated its air network to ensure an essential service to the Brazilian capitals and the federal district. During the quarter, operations resumed at Galeão, Congonhas, and Brasília international airports, and it reopened the bases in Ilhéus, Porto Seguro, Petrolina, Juazeiro do Norte, and Chapecó. The number of aircraft operated was from 11 to 27;
•	Personnel Expenses: through adherence to MP 936, converted into Law 14,020/20, the Company has adopted measures aimed at reducing about 50% of payroll expenses and respective charges, through the reduction of working hours, suspension of employment contracts, adherence to unpaid leave (LNR), and has promoted a 50% wage reduction for employees and 60% for directors who were not included in the scope of MP 936.

In addition, in June the Company signed collective bargaining agreements with the National Aeronauts Union and the Airlines Workers Unions which will jointly ensure the maintenance of jobs of captains, pilots and crew, in addition to the airline workers. Among the package of measures’ main initiatives with the Unions, it is highlighted the wage reduction of up to 50% for the next 12 months and voluntary adherence plans (retirement, part-time, and unpaid leave). Such package of measures became effective as of July 1 and will remain in force for 12 and 18 months, respectively, which is the post-crisis recovery period, enabling management of the gradual growth of costs with the resumption of operations.

•	Other Expenses: Suspension of advertising and publicity expenses, as well as the immediate interruption of projects that are not absolutely essential for the continuity of our operations.

1.1.3    Preserving and Strengthening the Cash and Liquidity Position

•	Lease of aircraft and engines: deferral of payments, see note 19;

•	Fuel Costs: Agreements with suppliers to postpone payments, which will be resumed in installments as of September 2020;

•	Personnel Expenses: Suspension of the payment of profit sharing and bonuses related to 2019, as well as the early payment of the 13th salary and vacation allowances;
•	Investments: suspension of all non-essential investment, including the interruption of payments under pre delivery payments (PDPs)”;
•	Engine Maintenance: Postponement of payment terms between 60-90 days from original due date with suppliers;
•	Taxes, Contributions and Social Charges - Postponement of federal tax payments due to measures enacted by the Federal Government;
•	Other expenses and revenues: expenses reimbursement agreement incurred since the 737MAX aircraft shutdown, with immediate cash effect of R$447 million, fully received on April 1, 2020; and
•	Loans and Financing: Rescheduling of the amortization of R$148 million related to the installment of March 2020, postponed to March 2022, as well as the waiver obtained for the 2020 covenants, the other maturities of the debentures did not change.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.1.4	Government and Regulatory Support

•	Preserving Ticket Receivables: Drop in the level of refunds and cancellations due to the Provisional Measure enacted by the Federal Government that allowed rescheduling trips for a period of up to 12 months;

•	Airport Fees: Change in the payment term for navigation fees and airport fees, which may be paid up to December without fines; and
•	Maintenance of Slots and license - ANAC: (i) Allowance for the cancellation of slots by the regularity index, valid until the end of October 2020, in line with a similar decision adopted by other organizations and civil aviation authorities, such as the European Commission and FAA; and (ii) Postponement for 120 days of the renewal of qualifications, with maturities between March and June / 2020.

1.1.5    Support to Society, Employees, and Customers

Passenger transportation is an essential service for society. The Company recognizes the duty to care for its Customers and is working with the authorities to help minimize the impact of COVID-19 on the country’s population and health services.

To perform its flights, the Company adopted additional cleaning measures under the new standards of ANVISA and international bodies. Among the main measures, we highlight the adoption of mandatory protective masks, closing of the VIP rooms, turning off of self-service totems, implementation of segmented boarding and adoption of self-boarding without boarding pass handling. The Company also expanded the incentive to use its digital channels and remodeled the in-flight service with sealed and sanitized products, along with the timely use of hand sanitizer for sanitation. In addition, all aircraft are equipped with HEPA filters, which capture approximately 99.7% of viruses, bacteria and air impurities, renewing the air every 3 minutes.

To improve the customer service at a time of high demand and great uncertainty, the Company created specific communication channels on coronavirus, which are constantly updated. The Company reinforced the dedicated team in its Call Center and gave priority to the most urgent cases. This team is committed to helping clients reorganize their airline ticket reservations, with flexible conditions to change their future trips.

Concerning the Smiles Loyalty Program, digital channels were also improved through the implementation of the online self-service cancellation, free of charge, available on the Smiles Fidelidade website and application, as well as in the virtual service (chat), for customers who have eligible GOL tickets. The system was developed internally, in record time.

Understanding that there is no set deadline for the end of this crisis and that this will inevitably have an impact on the travel planning of its customers, the subsidiary Smiles announced the extension of the validity of the loyalty program categories. Just as it chose not to consider the current year as the basis for the re-qualification of next year’s Customers, since the downgrade analysis of categories would take into account the miles accumulation from sections flown from January to December 2020. The measure allows the Customer to gain more time within its category, being able to take advantage of the benefits it offers.

To mitigate negative impacts resulting from the crisis caused by COVID-19, Smiles Fidelidade has launched a series of incentive initiatives for members to use their miles on products offered by other partners, mainly retailers, through Shopping Smiles.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

In the social context, as a contribution and recognition to those who fight COVID-19 on the battle’s front lines, the Company, in partnership with GLA, started to transport health professionals free of charge, until June 30, 2020 652 airline tickets were granted. In turn, the subsidiary Smiles started to credit miles for those health professionals who travel around Brazil to provide care to affected patients; for each GOL section, flown at no cost, the traveler receives 1,000 miles. As of June 30, 2020, the total miles distributed corresponded to 226,800 miles and did not have a material financial impact on the quarterly information.

Among the measures taken, maintaining the integrity health of the Company's employees is a priority. Since the second half of March 2020, all Company employees with administrative functions have started to work remotely. Employees are being monitored, uninterruptedly, by the company's leadership and by the People & Culture area that manages human resources.

The Company’s greatest commitment will continue to be people’s integrity and health. Following to the letter, as has been done so far, WHO’s guidelines as a commitment to do everything possible to get through this period of turbulence in the best possible way.

1.1.6    Impacts on the individual and consolidated interim information

As already mentioned, COVID-19 pandemic’s impacts were immediate and severe to the Company. The main result was the reduction of the air operation. A table is presented below with the summary of the adjustments and reclassifications made in this interim information, as well as details on each of these items and additional disclosures in the text below:

		Consolidated
		March 31, 20	June 30, 20
Income Statement		Three months	Three months	Six-month
Provisions for cancellation of miles exchanges	(a)	(22,271)	-	(22,271)
Loss on short-term investments	(b)	(57,248)	(5,646)	(62,894)
Derecognition of the cash flow hedge - fuel	(c)	(291,925)	(23,361)	(315,286)
Derecognition of the cash flow hedge - revenues in US$	(d)	(290,345)	-	(290,345)
Exchange variation gain in the renegotiation of agreements – IFRS16	(e)	-	134,802	134,802
Appropriation of interest due to renegotiation with suppliers		(3,605)	(7,498)	(11,103)
Total		(665,394)	98,297	(567,097)

(a)	The subsidiary Smiles, being a link in the travel and tourism industries that is also among the most affected by the crisis, also suffered impacts on its operations and results. The main effect was the reduction in the volume of miles exchanged by the members of the Smiles Program, mainly for airline tickets, accommodation expenses, and car rentals. In April, the Company also recorded cancellations of exchanges made in previous months, in volumes higher than usual. As a result, a provision for cancellations in the amount of R$22,271 was recorded on March 31, 2020. This provision has been monitored, and it was considered sufficient to cover such losses and maintained as at June 30, 2020.

(b)	Although the Management of the Company and its subsidiaries have remained faithful to the Company’s investment policy, the abrupt changes in macroeconomic indexes, including the reductions in the SELIC rate promoted by the Federal Government, caused the Company to record unusual losses in its investments related to investments in sovereign fixed income funds linked to SELIC, as well as in fixed income funds of private credit with a high degree of liquidity and high credit quality.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(c)	Besides, due to the reduction in operations, the Company derecognized operations designated as cash flow hedges, as a drop in fuel consumption is expected when compared to the amount previously estimated. Accordingly, we transferred from the “equity valuation adjustment” group in the shareholders’ equity to the financial result as “derivative losses” the amount of R$291,925 in the first quarter, and R$23,361 in the second quarter, totaling a loss of R$315,286.

(d)	Furthermore, due to the temporary shutdown of all international flights, the Company also derecognized hedge accounting operations used to protect future revenues in foreign currency (hedged), using lease agreements as hedge instruments. That said, we transferred R$290,345 from the “equity valuation adjustment” group in the shareholders’ equity to the financial result as “losses with exchange rate variation”.

(e)	The Company entered into renegotiations of 16 of its lease agreements, including the postponement of payments and extension of terms that increased the rights of use amount of R$227,340 with consideration to the lease commitments of R$92,538 and gains from exchange variations of R$134,802. As of June 30, 2020, of the total short-term obligations, R$222,701 refers to deferred payments renegotiated with creditors.

		Consolidated
		June 30, 2020
Income Statement – reclassifications		Cost of services provided	Other net operating income and expenses
Idleness – personnel	(f)	87,908	(87,908)
Idleness - depreciation and amortization	(f)	347,349	(347,349)

(f)	As a consequence of the reduction in the number of flights operated and suspension of employment contracts, where the Company paid 30% of personnel costs, by analogy to the provisions of CPC 16 - Inventories, equivalent to IAS 2, this abnormal cost and not directly related to the revenues generated in the period, called idleness, were reclassified from the group of costs of services rendered to the group of other revenues and net expenses.

		Consolidated
		June 30, 2020
Balance sheet – reclassifications		Current	No current
Recoverable taxes and contributions	(g)	(31,553)	31,553

(g)	The estimated realization of assets and liabilities were reassessed and, as a result, R$31,553 of taxes and contributions to be recovered were reclassified, given that such asset will take longer to be realized.

		Consolidated
		June 30, 2020
Balance sheet – adjustment		Non-current liabilities	Other comprehensive income
Provision for post-employment benefits	(h)	(27,287)	27,287

(h)	Given the abrupt changes in the macroeconomic scenario, the Company updated the actuarial studies that determine the obligations arising from post-employment benefits, and mainly due to the drop in the long-term interest rate, the balance related to such obligations was reduced by R$27,287, see note 25.1.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

		Consolidated
		June 30, 2020
Balance sheet – adjustment		Property, plant, and equipment ROU	Non-current lease commitments
Renegotiation of lease agreements -IFRS16	(i)	227,340	92,538

(i)	The Company entered into renegotiations of 16 of its lease contracts including postponement of payments and extension of terms that resulted in an increase in the rights of use amount of R$227,340 with a contra entry to the lease obligations of R$92,538 and gains from exchange variations of R$134,802. As of June 30, 2020, of the total short-term obligations R$172,747 refer to deferred payments renegotiated with creditors.

The Company also carried out impairment tests on the balance of property, plant and equipment, goodwill and slot rights. No provision for impairment was recorded, as demonstrated in notes 16 and 17.

The Company reassessed the estimated realization of deferred tax assets recognized at the parent company and did not identify any need to adjust the balance.

The Company also performed a thorough review of its budget estimates for the current and subsequent years (“Business Plan”), as detailed in note 1.2.

1.2.	Capital structure and net working capital

As of June 30, 2020, the Company has a deficit position attributed to equity holders of the parent of the parent of R$13,002,649 (R$7,676,671 on December 31, 2019).

The variation observed in the six-month period ended June 30, 2020 is mainly due to the depreciation of the Real against the US Dollar of approximately 36%, which negatively affected the result for the period due to unrealized foreign exchange variations of approximately R$3.3 billion and the non-comprehensive result of approximately R$1.0 billion, mainly from derivative transactions, in addition to interest expenses of R$650 million.

The negative net working capital position on June 30 is R$1,749,789 in parent company and R$8,389,507 in consolidated (negative R$274,56 in parent company and R$5,435,223 in consolidated on December 31, 2019), the variation is mainly related to the increase in loan and lease obligations due to the depreciation of the Real against the US Dollar of approximately R$2.1 billion, also a result of unrealized foreign exchange variations and a reduction in the balance of accounts receivable of approximately R$700 million due to the drop in the operation because of the economic crisis caused by the COVID-19 pandemic.

GLA is highly sensitive to the economy and the U.S. dollar, as most of approximately 46,2% its costs are denominated in U.S. dollar (“US$”) and GLA’s capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

Over the past four years, Management has taken a series of measures for adapt the size of its fleet to meet demand, matching the supply of seats with the demand to maintaining high occupancy rates, reducing costs, and adapting the capital structure as well the Company

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

carried out initiatives to restructure its balance sheet, consisting of, but not limited to:

(1)	extending terms and reducing the financial cost of its debt structure, as a result of an offering carried out on December 11, 2017, which raised US$500 million with interest rates of 7.1% p.a., partially used to amortize debt with an average rate of 9.8% p.a.

(2)	in October 2018, the Company concluded the refinancing of debentures of its wholly owned subsidiary GLA, fully amortizing the amount of R$1,025,000 and issuing a new series of non- convertible, unsecured debentures in the amount of R$887,500, thus reducing debt by R$137,500. The new debentures were issued with interest at 120.0% of the Interbank Deposit Certificate (“CDI”) rate, a significant reduction in relation to the amortized debt, at 132.0% of the CDI rate. This operation deleveraged the Company’s statement of financial position and better adjusted GLA’s operating cash flow generation by amortizing its liabilities.

(3)	in March, April and July 2019, the Company raised a total of US$425 million through the issue of bonds convertible into shares with nominal interest rates of 3.75% p.a.

With the outbreak of the COVID-19 pandemic, which triggered an unprecedented economic crisis, Management quickly reorganized the Company’s businesses through the measures detailed in note 1.1.

Management continuously monitors the effects of the crisis and will continue to take measures to strengthen the management of its results and balance sheet, to ensure the Company’s sustainability.

Management understands that the business plan revised, presented, and approved by the Board of Directors on April 30, 2020, demonstrates all the elements necessary for the continuity of the operation. However, it is a fact that some premises adopted in this plan, although conservative mainly concerning the speed of the demand resumption, are not under the Company’s control; for this reason, Management concluded that there are certain material uncertainties related to the Company’s operations, but that the continuity assumption is still valid, considering all the relevant information available up to the date of authorization for issuing these financial statements, as well as the business plan.

If we are unable to maintain our operational continuity, adjustments to book values, classifications of assets and liabilities, and amounts of revenues and expenses may be necessary, required, and may be material.

1.3.	Status of Boeing 737 MAX’s Shutdown

As of March 11, 2019, as a result of the second accident involving a Boeing 737 MAX 8 aircraft, given that SAFETY is GOL’s #1 priority, the Company’s Management decided to suspend the operation of its seven aircraft prior to this being mandated by regulatory authorities.

As a result of this strategy, the Company quickly reconfigured its flight network and, as a result, made efforts to rationally supply the capacity necessary to meet the demand levels presented, through new lease agreements. The aircraft shutdown and additional efforts led the Company to incur unplanned costs, related to, but not limited to: interline fares due to the relocation of passengers, accommodation, meals and other passenger expenses, additional fuel consumption, airport tariffs and fees, salaries and charges linked to overtime, payment to lease additional aircraft and negative publicity, causing disruption to the Company’s business.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The return of these aircraft is subject to authorization by the Brazilian regulatory authorities and destination countries, mainly Brazil and the United States of America.

As a consequence and recognizing the longstanding partnership, the Company reached and signed an agreement with Boeing. The terms of the said agreement are strictly confidential, but are intended to provide (a) compensation addressing the damages resulting from unplanned additional costs incurred since the aircraft operations stopped, until the moment, and due to the non-delivery of the aircraft, as defined in the purchase contracts; (b) reduction in the number of firm commitments from 34 aircraft; (c) the flexibility to further adjust the number of aircraft; and (d) flexibility in converting existing orders to other models in the Max family.

In light of the current accounting principles and rules, the amount of R$446,942 received on April 1, 2020, was recorded in assets with compensations of R$136,962 in “advances for property, plant and equipment acquisition” in fixed assets, since it is a return of “pre delivery payment” and R$309,980 recorded in the income statement, of which R$63,041 as a result of exchange variation, R$193,503 as other revenues and expenses, net because it is a reimbursement of expenses incurred in previous years and the remainder distributed in the other lines of the income statement.

Also, subject to future events, the Company will be entitled and will benefit from credits with a present value of approximately R$1.9 billion to be invested in the future acquisition of new aircraft, which, in turn, will decrease its depreciation and financial costs in the future, given that such credits will affect the present values of assets and liabilities related to the right of use.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.4.	Ownership structure

The corporate structure of the Company and its subsidiaries, on June 30, 2020, is shown below:

The Company’s equity interest in the capital stock of its subsidiaries, as of June 30, 2020, is shown below:

Entity	Date of Incorporation	Location	Principal Activity	Type of Control	% of Interest in the capital stock
					June 30, 2020	December 31, 2019
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Financial funding	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Financial funding	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment Funds	Indirect	100.00	100.00
Smiles Fidelidade	August 1, 2011	Brazil	Loyalty Program	Direct	52.61	52.61
Smiles Viagens	August 10, 2017	Brazil	Tourism Agency	Indirect	52.61	52.61
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty Program	Indirect	52.61	52.61
Smiles Viagens Argentina (a)	November 20, 2018	Argentina	Tourism Agency	Indirect	52.61	52.61
Fundo Sorriso	July 14, 2014	Brazil	Investment Funds	Indirect	52.61	52.61
Company in Shareholding:
SCP Trip	April 27, 2012	Brazil	Flight Magazine	-	60.00	60.00

(a)       Company with functional currency in Argentine pesos.

1.5.	Corporate Reorganization Plan

On December 9, 2019 and February 4, 2020, through a Material Fact, the Company and its subsidiaries announced the corporate reorganization plans with the main purpose of ensuring the long-term competitiveness of Grupo GOL, by aligning the interests of all stakeholders, reinforcing a consolidated capital structure, simplifying the corporate governance of

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

companies, reducing the operating, administrative and financial costs and expenses, and increasing the market liquidity for all GOL’s shareholders, through the incorporation of Smiles shares by GLA.

On March 13, 2020, through a Material Fact, the Company and its subsidiary Smiles announced that, due to the extraordinary events in the national and international markets resulting from the spread of COVID-19, especially due to its structural impacts in the aviation sector, it canceled the corporate restructuring proposal submitted on December 9, 2019 and February 4, 2020.

1.6.	Compliance program

Since 2016, the Company took several steps to strengthen and expand its internal control and compliance programs, the details of which were presented in the annual financial statements disclosed on February 28, 2020.

Management is constantly reinforcing to its employees, customers and suppliers its commitment to continue improving its internal control and compliance programs.

As previously disclosed in the financial statements for the year ended December 31, 2017, 2018 and 2019, the Company entered into an agreement with the Brazilian Federal Public Ministry in December 2016 (“Agreement”), under which the Company agreed to pay R$12 million in fines and make improvements to its compliance program. In turn, the Federal Public Ministry agreed not to raise any charges related to activities that are the subject of the Agreement. In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities and Exchange Commission (“CVM”) of the Agreement and the external independent investigation hired by the Company, and about the Agreement. The investigation was completed in April 2017 and revealed that immaterial payments were made to politically exposed people. None of the current employees, representatives or members of the Company’s Board or Management knew of any illegal purpose behind any of the transactions identified, or of any unlawful benefit to the Company arising from the investigated operations.

The Company informed the due authorities of the result of the investigation and will continue to communicate on the development of the issue, following the analyzes already initiated by these bodies. These authorities may impose fines and possibly other sanctions on the Company.

There were no new developments on the matter during the six-months period ended June 30, 2020.

2.	Message from Management, basis of preparation and presentation of the individual and consolidated interim financial information

The Company’s quarterly information - individual interim financial information were prepared following accounting practices adopted in Brazil. The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company’s individual and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s individual and consolidated interim financial information was prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, use estimates and adopt assumptions affecting the stated amounts of revenues, expenses, assets and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting years.

The Company is continually reviewing its judgments, estimates, and assumptions.

In preparing the individual and consolidated interim financial information, Management used disclosure criteria considering regulatory aspects and the relevance of transactions to understand the changes observed in the Company’s equity, economic and financial position and its performance since the end of the last fiscal year ended December 31, 2019, as well as the updating of relevant information included in the annual financial statements disclosed on February 28, 2020.

Management confirms that all the material information in this individual and consolidated interim financial information is being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The individual and consolidated interim financial information has been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial position:

•	short-term investments classified as cash and cash equivalents measured at fair value;

•	short-term investments mainly comprising exclusive investment funds, measured at fair value;

•	restricted cash measured at fair value;

•	derivative financial instruments measured at fair value; and

•	investments accounted for using the equity method.

The Company’s individual and consolidated interim financial information for the period ended June 30, 2020 has been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business, as per note 1.2.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

3.	Approval of individual and consolidated financial statements

This individual and consolidated interim financial information was authorized for issue by Management on July 30, 2020.

4.	Summary of significant accounting practices

The individual and consolidated interim financial information presented herein was prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements for the year ended December 31, 2019, issued on February 28, 2020.

4.1.	New accounting standards and pronouncements adopted in the period

On July 7, 2020, CVM, through Resolution 859, approved the revision of technical pronouncements number 16, referring to technical pronouncement CPC06 (R2), due to related benefits of COVID 19, see note 19.

4.2.	New accounting standards and pronouncements not yet adopted

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or shareholders’ equity disclosed by the Company.

4.3.	Transactions in Foreign Currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Exchange rate variation, net” in the income statement for the period.

The exchange rates in reais in effect on the base date of this individual and consolidated interim financial information are as follows:

	Final Rate		Average rate
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
U.S. dollar	5.47600	4.0307	5.18889	4.1102
Argentinian Peso	0.07770	0.0673	0.07458	0.0686

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating results from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive variations in operating results across the fiscal-year quarters.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

6.	Cash and cash equivalents

	Parent Company		Consolidated
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Cash and bank deposits	20,952	488	253,102	418,447
Cash equivalents	4,206	1,016,258	162,790	1,226,978
Total	25,158	1,016,746	415,892	1,645,425

The breakdown of cash equivalents is as follows:

		Parent Company		Consolidated
	Weighted average profitability (p.a.)	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019

Local currency
Private bonds	95.9% of CDI	4,156	366,338	130,477	514,356
Automatic deposits	23.1% of CDI	50	-	32,313	5,505
Total local currency		4,206	366,338	162,790	519,861

Foreign currency
Private bonds	0.1%	-	649,920	-	707,117
Total foreign currency		-	649,920	-	707,117

Total		4,206	1,016,258	162,790	1,226,978

7.	Short-term investments

		Parent Company		Consolidated
	Weighted average profitability (p.a.)	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019

Local currency
Government bonds	98.0% of CDI	-	-	25,217	56,532
Investment funds	93.4% of CDI	182	673	1,351,500	862,868
Total local currency		182	673	1,376,717	919,400

Foreign currency
Private bonds	3.00%	-	-	2,552	1,713
Government bonds	1.80%	-	-	-	29,684
Investment funds	1.80%	-	-	-	2,965
Total foreign currency		-	-	2,552	34,362

Total		182	673	1,379,269	953,762

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

8.	Restricted cash

		Parent Company		Consolidated
	Weighted average weighted (p.a.)	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019

Local currency
Import financing	96.9% of CDI	2,481	2,428	120,871	116,932
Letter of guarantee - legal proceedings	93.0% of CDI	3,874	3,971	81,218	115,995
Letter of credit – maintenance deposit	98.0% of CDI	3	-	151,765	136,438
Working capital	99.3% of CDI	-	-	6,534	510
Hedge margin	100.0% of CDI	-	-	8,361	-
Total local currency		6,358	6,399	368,749	369,875

Foreign currency
Exim loan	0.2%	-	-	32,856	-
Hedge margin	0.1%	-	-	572,575	74,431
Total foreign currency		-	-	605,431	74,431

Total		6,358	6,399	974,180	444,306

Current		6,358	6,399	786,901	304,920
Non-current		-	-	187,279	139,386

9.	Trade receivables

	Consolidated
	June 30, 2020	December 31, 2019

Local currency
Credit card administrators	229,943	740,967
Travel agencies	159,969	253,494
Cargo agencies	20,687	33,677
Airline partner companies	3,907	291
Other	8,739	15,690
Total local currency	423,245	1,044,119

Foreign currency
Credit card administrators	90,698	121,844
Travel agencies	9,964	36,845
Cargo agencies	1,374	1,384
Airline partner companies	2,301	30,740
Other	26,951	11,550
Total foreign currency	131,288	202,363

Total	554,533	1,246,482

Allowance for expected loss on trade receivables accounts	(18,391)	(16,952)

Total trade receivables	536,142	1,229,530

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	Consolidated
	June 30, 2020	December 31, 2019
Not yet due
Until 30 days	267,136	567,567
D 31 to 60 days	81,684	213,334
61 to 90 days	29,693	100,478
91 to 180 days	48,015	187,883
181 to 360 days	22,590	76,902
Above 360 days	689	1,499
Total to be due	449,807	1,147,663

Overdue
Until 30 days	4,644	47,959
31 to 60 days	11,979	23,290
61 to 90 days	30,133	3,986
91 to 180 days	34,636	3,009
181 to 360 days	1,666	421
Above 360 days	3,277	3,202
Total overdue	86,335	81,867

Total	536,142	1,229,530

The changes in the expected loss on trade receivables are as follows:

	Consolidated
	June 30, 2020	December 31, 2019
Balance at the beginning of the period	(16,952)	(11,284)
(Additions) and Exclusions	(1,439)	(13,499)
Unrecoverable amounts	-	7,831
Balance at the end of the period	(18,391)	(16,952)

10.	Inventories

	Consolidated
	June 30, 2020	December 31, 2019
Consumables	19,432	14,274
Parts and maintenance materials	198,737	184,939
Total	218,169	199,213

The changes in the provision for obsolescence are as follows:

	Consolidated
	June 30, 2020	December 31, 2019
Balances at the beginning of the period	(14,302)	(12,808)
Additions	(73)	(2,168)
Write-offs	316	674
Balances at the end of the period	(14,059)	(14,302)

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11.	Recoverable taxes

	Parent Company		Consolidated
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Prepaid income and social contribution taxes to recover	20,542	27,552	185,600	195,864
Withholding Income Tax	41	-	5,566	3,969
PIS and COFINS to recover(*)	-	-	399,636	273,152
Value Added Tax (VAT), abroad	-	-	10,126	4,650
Other	61	60	13,214	6,181
Total	20,644	27,612	614,142	483,816

Current	8,100	5,163	238,503	309,674
Non-current	12,544	22,449	375,639	174,142

(*) During the period ended June 30, 2020, the subsidiary GLA recorded PIS and COFINS extemporaneous tax credits, in the total amount of R$126,675.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

12.	Deferred taxes

12.1.	Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	December 31, 2019	Results	June 30, 2020	December 31, 2019	Results	Exchange rate variation(*)	June 30, 2020
Deferred assets
Income tax losses carry forward	39,890	(974)	38,916	42,795	(4,191)	256	38,860
Negative basis of social contribution	14,360	(350)	14,010	14,360	(350)	-	14,010
Temporary differences:
Provision for losses on other credits	1,957	(1,061)	896	1,958	(1,062)	-	896
Provision for legal proceedings and tax liabilities	696	(776)	(80)	696	(776)	-	(80)
Total deferred taxes - Assets	56,903	(3,161)	53,742	59,809	(6,379)	256	53,686
Deferred liabilities
Temporary differences:
Allowance for doubtful accounts	-	-	-	17,035	(5,550)	-	11,485
Breakage provision	-	-	-	(196,206)	(5,606)	-	(201,812)
Provision for losses on other credits	-	-	-	183,053	4,493	-	187,546
Provision for legal proceedings and tax liabilities	-	-	-	91,051	15,008	-	106,059
Aircraft return	-	-	-	146,239	47,912	-	194,151
Derivative transactions	-	-	-	(42,154)	12,953	-	(29,201)
Flight rights	-	-	-	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	-	(183,977)	(6,503)	-	(190,480)
Reversal of goodwill amortization for tax purposes	-	-	-	(127,659)	-	-	(127,659)
Aircraft leases and other	-	-	-	64,379	(53,955)	-	10,424
Other	-	-	-	89,313	(5,695)	58	83,676
Unrealized profits	-	-	-	68,111	(7,342)	-	60,769
Total deferred taxes - Liabilities	-	-	-	(244,041)	(4,285)	58	(248,268)
Total effect of deferred taxes on income	-	-	-	-	(10,664)

(*) Exchange variation recognized in other comprehensive income.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets and liabilities recognized as of June 30, 2020 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2020	11,072
2021	23,014
2022	12,705
2023	6,135
Total	52,926

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	June 30, 2020	December 31, 2019
Accumulated income tax losses	7,421,577	5,017,227
Negative basis of social contribution	7,421,577	5,017,227

Potential Tax Credit	2,523,336	1,705,857

The reconciliation of effective income taxes and social contribution rates for the periods ended June 30, 2020 and 2019 is as follows:

	Parent Company
	Three-month period ended on		Six-month period ended on
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

(Loss) income before income tax and social contribution	(1,994,007)	(195,515)	(4,278,943)	(251,200)
Combined nominal tax rate	34%	34%	34%	34%
Income tax and social contribution combined tax rate	677,962	66,475	1,454,841	85,408

Adjustments to calculate the effective tax rate:
Equity	(534,790)	37,781	(1,288,788)	43,855
Difference of tax rate on the result of subsidiaries	(90,929)	(116,348)	69,914	(136,070)
Income tax on permanent differences and others	-	6	-	-
Nontaxable revenues (expenses), net	(203)	153	(407)	(90)
Exchange variation on foreign investments	(54,946)	12,825	(241,799)	7,915
Interest on shareholders’ equity	-	-	-	(3,114)
Benefit (not constituted) on tax losses, negative social contribution base and temporary differences	-	-	-	26,366
Income tax and social contribution	(2,906)	892	(6,239)	24,270

Income tax and social contribution
Current	(2,030)	518	(3,078)	(1,395)
Deferred	(876)	374	(3,161)	25,665
Total income and social contribution taxes	(2,906)	892	(6,239)	24,270

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended on		Six-month period ended on
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

(Loss) income before income tax and social contribution	(1,993,980)	(99,226)	(4,212,173)	5,889
Combined nominal tax rate	34%	34%	34%	34%
Income tax and social contribution combined tax rate	677,953	33,737	1,432,139	(2,002)

Adjustments to calculate the effective tax rate:
Equity	-	-	-	26
Difference of tax rate on the result of subsidiaries	(95,653)	(105,185)	65,190	(145,223)
Income tax on permanent differences and others	(45,195)	(19,910)	4,999	32,457
Exchange variation on foreign investments	(46,987)	11,781	(178,954)	(31,111)
Extemporaneous Tax Credit	-	18,801	-	18,801
Interest on shareholders’ equity	-	-	-	2,805
Benefit (not constituted) on tax losses, negative social contribution base and temporary differences	(493,219)	39,178	(1,369,891)	32,740
Income tax and social contribution	(3,101)	(21,598)	(46,517)	(91,507)

Income tax and social contribution
Current	(11,580)	(35,595)	(35,853)	(75,643)
Deferred	8,479	13,997	(10,664)	(15,864)
Total income and social contribution taxes	(3,101)	(21,598)	(46,517)	(91,507)

13.	Advance to suppliers and third parties

	Parent Company		Consolidated
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019

Oceanair Advance(*)	219,040	161,228	250,526	192,715
Advance to national suppliers	-	-	157,412	95,596
Advance to international suppliers	51	37	32,967	25,316
Advance for materials and repairs	-	-	48,933	48,930
Total	219,091	161,265	489,838	362,557
Adjustment to present value of advance to suppliers	-	-	-	(10,604)
Provision for loss of advance to Oceanair	(219,040)	(161,228)	(250,526)	(161,228)
Total advance to suppliers	51	37	239,312	190,725

Current	51	37	207,207	142,338
Non-current	-	-	32,105	48,387

(*) increase due to the variation of the US dollar.

14.	Deposits

	Parent Company		Consolidated
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Judicial deposits	60,508	61,447	861,166	841,746
Maintenance deposits(*)	-	-	1,200,234	830,282
Deposits in guarantee for lease agreements	72,101	51,055	420,408	296,327
Total	132,609	112,502	2,481,808	1,968,355

(*) Update of exchange variation in the amount of R$313,041.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

15.	Investments

15.1.	Breakdown of investments

The investment information is shown below:

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip
Relevant information of the subsidiaries as of June 30, 2020
Total number of shares	5,262,335,049	124,158,953	-
Share capital	4,554,280	254,609	1,318
Interest	100.0%	52.61%	60.0%
Shareholders’ Equity (deficit)	(11,374,157)	1,261,847	2,091
Unrealized profits (a)	-	(117,964)	-

Adjusted Shareholders’ Equity (b)	(11,374,157)	545,859	1,254
Net income for the period	(3,834,212)	55,902	-
Unrealized profits in the period (a)	-	14,252	-
Adjusted net income for the period (b)	(3,834,212)	43,660	-

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated quarterly information are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders’ equity and net income for the adjusted period corresponds to the percentage of total equity and net income for unrealized profits.

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip
Relevant information of the subsidiaries as of December 31, 2019
Total number of shares	5,262,335,049	124,158,953	-
Share capital	4,554,280	254,610	1,318
Interest	100.00%	52.61%	60.00%
Shareholders’ Equity (deficit)	(6,498,660)	1,205,335	2,091
Unrealized profits (a)	-	(132,215)	-

Adjusted Shareholders’ Equity (b)	(6,498,660)	501,986	1,254
Net income for the period	215,027	626,725	129
Unrealized profits in the period (a)	-	(35,909)	-
Adjusted net income for the period (b)	215,027	294,899	77

(a)	Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated quarterly information are only accrued when program members are actually transported by GLA.
(b)	Adjusted shareholders’ equity and net income for the adjusted period corresponds to the percentage of total equity and net income for unrealized profits.

15.2.	Changes in investments

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Balances as of December 31, 2019	(6,498,660)	501,986	(5,996,674)	1,254
Result of equity income	(3,834,212)	43,660	(3,790,552)	-
Unrealized gains on hedges	(1,078,349)	-	(1,078,349)	-
Foreign exchange variation on investment conversion abroad	-	(275)	(275)
Share-based payments	9,777	628	10,405	-
Actuarial losses from post-employment benefits	27,287	-	27,287
Other equity changes in investments	-	(140)	(140)	-
Balances as of June 30, 2020	(11,374,157)	545,859	(10,828,298)	1,254

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

16.	Property, plant, and equipment

16.1.	Parent Company

As of June 30, 2020, the balance of fixed assets was R$3,783, at subsidiary GAC. As of December 31, 2019, the balance was comprised of R$131,841, mainly related to advances for the acquisition of aircraft, which were returned by the manufacturer, as mentioned in note 1.3.

Additionally, at the subsidiary GAG there is no residual value of the ownership rights on the aircraft on June 30, 2020 (R$108,538 on December 31, 2019), both registered with the subsidiary GAC.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

16.2.	Consolidated

	Weighted average rate (p.a.)	December 31, 2019	Additions	Write-offs	Transfers	June 30, 2020
Flight equipment
Cost
Aircraft - ROU(1) with purchase option (5)		660,256	-	(660,256)	-	-
Aircraft - ROU with no purchase option		3,561,980	863,348	(90,452)	-	4,334,876
Spare parts and engines - own		1,764,295	103,037	(3,378)	(250)	1,863,704
Spare parts and engines - ROU		109,977	-	-	-	109,977
Aircraft and engine overhauling		3,084,023	364,995	(70,399)	-	3,378,619
Tools		53,454	2,120	(34)	250	55,790
		9,233,985	1,333,500	(824,519)	-	9,742,966
Depreciation
Aircraft - ROU with purchase option (5)		(226,433)	(2,935)	229,368	-	-
Aircraft - ROU with no purchase option	21.30%	(719,377)	(431,392)	59,069	-	(1,091,700)
Spare parts and engines - own	7.27%	(706,381)	(66,487)	1,605	-	(771,263)
Spare parts and engines - ROU	31.51%	(26,745)	(18,015)	-	-	(44,760)
Aircraft and engine overhauling	51.59%	(1,717,552)	(428,357)	70,399	-	(2,075,510)
Tools	10.00%	(24,712)	(2,098)	14	-	(26,796)
		(3,421,200)	(949,284)	360,455	-	(4,010,029)

Total, net - flight equipment		5,812,785	384,216	(464,064)	-	5,732,937

Property, plant, and equipment in use
Cost
Vehicles		11,681	164	(43)	-	11,802
Machinery and equipment		63,091	674	(544)	-	63,221
Furniture and fixtures		32,983	1,381	(155)	-	34,209
Computers and peripherals - own		45,732	2,319	(402)	-	47,649
Computers and peripherals - ROU		21,992	-	-	-	21,992
Communication equipment		2,548	8	(180)	-	2,376
Safety equipment		856	-	(789)	-	67
Leasehold improvements - CMA (3)		107,637	-	-	-	107,637
Leasehold improvements		71,174	314	-	3,099	74,587
Third-party leasehold - ROU		22,354	5,190	(70)	-	27,474
Construction in progress		17,906	1,106	-	(3,099)	15,913
		397,954	11,156	(2,183)	-	406,927
Depreciation
Vehicles	20.00%	(9,291)	(331)	43	-	(9,579)
Machinery and equipment	10.00%	(45,437)	(2,093)	485	-	(47,045)
Furniture and fixtures	10.00%	(19,908)	(1,063)	150	-	(20,821)
Computers and peripherals - own	20.00%	(33,190)	(1,855)	397	-	(34,648)
Computers and peripherals - ROU	36.13%	(7,682)	(3,965)	-	-	(11,647)
Communication equipment	10.00%	(2,081)	(62)	164	-	(1,979)
Safety equipment	10.00%	(615)	(2)	573	-	(44)
Leasehold improvements - CMA	12.05%	(102,675)	(4,932)	-	-	(107,607)
Leasehold improvements	21.02%	(39,039)	(5,379)	-	-	(44,418)
Third-party leasehold - ROU	35.55%	(7,156)	(3,805)	70	-	(10,891)
		(267,074)	(23,487)	1,882	-	(288,679)
Total, net - property, plant and equipment in use		130,880	(12,331)	(301)	-	118,248

Impairment losses (2)	-	(41,719)	-	3,717	-	(38,002)
Total		5,901,946	371,885	(460,648)	-	5,813,183

Advances to suppliers (4)	-	156,155	56,781	(136,962)	-	75,974
Total property, plant and equipment		6,058,101	428,666	(597,610)	-	5,889,157

(1) ROU - Right of Use

(2) Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.

(3) CMA - Maintenance Center - Confins/MG

(4) The write-off refers to PDP return, as mentioned in note 1.3.

(5) Write-off resulting from the sale-leaseback transaction.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

During the period, Management evaluated and performed the impairment test for the aircraft by comparing the book values with the market value indicated by specialized publications (“Bluebook”) and concluded that there are no losses related to these assets and, therefore, none provision was recorded.

17.	Intangible assets

The breakdown of and changes in intangible assets are as follows:

	Consolidated
	Weighted average rate (p.a.)	December 31, 2019	Additions	Write-offs	June 30, 2020
Cost
Goodwill	-	542,302	-	-	542,302
Slots	-	1,038,900	-	-	1,038,900
Software	-	579,370	32,366	(63,740)	547,996
Other	-	10,000	-	-	10,000
Total cost		2,170,572	32,366	(63,740)	2,139,198

Amortization
Software	25.11%	(389,730)	(44,810)	63,728	(370,812)
Other	20.00%	(4,167)	(1,000)	-	(5,167)
Total amortization		(393,897)	(45,810)	63,728	(375,979)

Net intangible assets		1,776,675	(13,444)	(12)	1,763,219

17.1	Impairment and sensitivity test

As a result of the economic crisis triggered by the COVID-19 pandemic, the balances of goodwill and slots were tested for impairment on June 30, 2020, March 31, 2020, and December 31, 2019, through the discounted cash flow for each cash-generating unit, giving rise to the value in use.

For the purposes of assessing the impairment, assets are grouped at the lowest level for which there is separately identifiable cash flow (cash-generating unit or CGU). To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

The Company allocates goodwill to two cash-generating units: GLA and Smiles, and the airport operating rights are fully allocated to GLA’s cash-generating unit, as shown below:

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Goodwill GLA	Goodwill Smiles	Airport Operation Rights
June 30, 2020
Book Value	325,381	216,921	1,038,900
Value in Use	13,119,535	11,481,970	19,885,090

Discount Rate	13.52%	13.49%	10.95%
Perpetuity growth rate	3.38%	3.38%	3.38%

Sensitivity
10% variation	14.79%	14.81%	11.99%
Value in Use	10,851,967	10,762,760	17,966,633
Change in the value in use	(2,267,568)	(719,210)	(1,918,457)

25% variation	16.67%	16.78%	13.56%
Value in Use	8,103,432	9,893,123	15,641,736
Change in the value in use	(5,016,103)	(1,588,847)	(4,243,354)

The results obtained were compared with the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs.

The assumptions adopted in the impairment tests of intangible assets are in accordance with the internal projections for the five-year period. For the period after five years, extrapolation is applied using a perpetuity growth rate. The discounted cash flow that calculated the value in use of the cash-generating units was prepared in accordance with the Company’s business plan and approved by the Company’s Board of Directors.

The main assumptions considered by the Company to calculate the value in use of the cash-generating units are:

•	Capacity and Fleet: Considers the utilization, the capacity of the aircraft used in each section and the projection of the size of the fleet in operation.

•	Considers the utilization, the capacity of the aircraft used in each section, and the projection of the size of the fleet in operation. Market efficiency is the main input for the Company's projected growth in demand. The Management considers that market efficiency is the ratio between its market share and its seat share. This indicator reflects how efficiently the company employs its share of the total market supply due to its capture of demand for air transportation.

•	Revenue per Passenger: Considers the average price charged by GLA and considers the effects of market variables (see variables used below).

•	Operating costs associated with the business: Based on its historical cost and updated by indicators, such as inflation, relation to supply, demand, and variation in the US currency.

The Company also considered market variables such as GDP (source: Central Bank of Brazil), US dollar (source: Central Bank of Brazil), kerosene barrel (source: Brazilian Agency of Oil - “ANP”) and interest rate (source: Bloomberg).

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

18.	Loans and financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			December 31, 2019								June 30, 2020
	Maturity date	Interest rate p.a.	Current	Non-current	Total	Unrealized ESN gain (losses)	Payments	Interest incurred	Interest paid	Exchange rate variation	Amortization of costs / goodwill	Current	Non-current	Total
In US$:
Term Loan	August/2020	6.50%	1,229,600	-	1,229,600	-	-	47,660	(43,704)	439,032	4,573	1,677,161	-	1,677,161
Senior Notes IV	January/2022	9.10%	12,102	313,267	325,369	-	(405,878)	7,052	(20,695)	92,730	1,422	-	-	-
ESN (1)	July/2024	3.75%	29,443	1,753,526	1,782,969	(409,136)	-	83,620	(34,023)	524,583	(284)	40,000	1,907,729	1,947,729
Senior Notes VIII	January/2025	7.00%	75,587	2,548,472	2,624,059	-	-	110,561	(97,131)	941,667	3,414	101,356	3,481,214	3,582,570
Perpetual Notes	-	8.75%	12,815	620,328	633,143	-	-	28,648	(28,215)	226,593	-	17,413	842,756	860,169
Total			1,359,547	5,235,593	6,595,140	(409,136)	(405,878)	277,541	(223,768)	2,224,605	9,125	1,835,930	6,231,699	8,067,629

			Consolidated
			December 31, 2019										June 30, 2020
	Maturity date	Effective interest rate (p.a.)	Current	Non-current	Total	Funding	Unrealized ESN gain (losses)	Payments	Interest Incurred	Interest paid	Exchange rate variation	Amortization of costs / goodwill	Current	Non-current	Total
In R$:
Working capital	March/2021	5.89%	-	-	-	624,377	-	(42,343)	6,931	(1,107)	-	-	587,858	-	587,858
Debentures VII	March/2022	3.31%[3]	289,423	289,302	578,725	-	-	-	13,965	(13,889)	-	3,266	291,129	290,938	582,067

In US$:
Term Loan	August/2020	6.50%	1,229,600	-	1,229,600	-	-	-	47,660	(43,704)	439,032	4,573	1,677,161	-	1,677,161
Import financing	January/2021	5.42%	663,979	-	663,979	25,974	-	(103,238)	20,954	(23,473)	243,397	-	827,593	-	827,593
Senior Notes IV	January/2022	9.10%	12,102	313,267	325,369	-	-	(405,878)	7,052	(20,695)	92,730	1,422	-	-	-
ESN (1)	July/2024	3.75%	29,443	1,753,526	1,782,969	-	(409,136)	-	83,620	(34,023)	524,583	(284)	40,000	1,907,729	1,947,729
EXIM Loan	December/2022	1.39%	180,812	76,395	257,207	124,074	-	(106,489)	3,765	(2,461)	89,309	3,880	258,273	111,012	369,285
Spare Engine Facility	September/2024	2.25%	17,551	201,084	218,635	-	-	(11,853)	5,355	(5,714)	78,902	141	23,964	261,502	285,466
Senior Notes VIII	January/2025	7.00%	75,587	2,548,472	2,624,059	-	-	-	110,561	(97,131)	941,667	3,414	101,356	3,481,214	3,582,570
Loan Facility	March/2028	4.88%	31,727	150,821	182,548	59,949	-	(29,947)	6,199	(6,209)	68,269	109	29,363	251,555	280,918
Perpetual Notes (2)	-	8.75%	12,815	533,935	546,750	-	-	-	28,455	(28,215)	195,806	-	17,413	725,383	742,796
Total			2,543,039	5,866,802	8,409,841	834,374	(409,136)	(699,748)	334,517	(276,621)	2,673,695	16,521	3,854,110	7,029,333	10,883,443

(1)	Exchangeable Senior Notes see note 35.2.
(2)	Includes elimination of related parties in the amount of R$117,373.
(3)	On April 16, 2020, after Split, it was divided into two series: Series 1 with a 120% CDI rate; Series 2 with CDI + 5.40% rate.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The terms of the short and long-term debt contracted up to December 31, 2019 by the Company and its subsidiaries were disclosed in detail in the financial statements for the year ended December 31, 2019 and have not been affected by contractual alterations during the six-month period ended on June 30, 2020, except as mentioned in this interim financial information.

Total consolidated debt included issuance costs of R$107,442 as of June 30, 2020 (R$143,119 as of December 31, 2019), which are amortized over the term of the related debt.

18.1.	New short and long-term debt during the six-month period ended June 30, 2020

18.1.1.	Working Capital

During the six-months period ended June 30, 2020, the Company, through its subsidiary GLA, obtained funding and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions. Such operations are aimed at maintaining and managing the company’s cash. The funding operations are as follows:

Transaction	Amount	Rate -	Date of
transaction	(R$ thousand)	interests (p.a.)	maturity date
April 20, 2020	72,000	10.03%	July 20, 2020
April 20, 2020	94,830	8.99%	August 18, 2020
April 20, 2020	21,195	8.52%	July 20, 2020
May 8, 2020	147,871	CDI +6.9%	July 20, 2020
May 11, 2020	10,013	8.60%	August 10, 2020
May 13, 2020	24,000	11.13%	March 12, 2021
May 15, 2020	254,468	CDI + 2.50%	November 9, 2020

18.1.2.	Import financing

During the six-months period ended June 30, 2020, the Company, through its subsidiary GLA, obtained funding and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions. Which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment. The funding operations are as follows:

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Transaction	Amount		Rate -	Date of
transaction	(US$ thousand)	(R$ thousand)	interests (p.a.)	maturity date
New issuances
February 19, 2020	5,920	25,974	4.07%	February 13, 2021

Renegotiations
January 2, 2020	4,335	17,431	5.79%	June 30, 2020
January 14, 2020	4,571	18,943	6.22%	May 13, 2020
January 17, 2020	6,455	27,005	5.71%	July 15, 2020
January 21, 2020	8,595	36,112	6.22%	May 20, 2020
January 24, 2020	4,815	20,112	4.17%	January 18, 2021
January 31, 2020	5,925	25,296	5.63%	July 29, 2020
February 14, 2020	7,069	30,512	5.59%	August 12, 2020
February 21, 2020	6,531	28,688	5.56%	August 19, 2020
April 22, 2020	5,407	29,611	8.60%	August 20, 2020
April 22, 2020	7,711	42,225	5.65%	October 19, 2020
April 22, 2020	6,053	33,144	5.65%	October 19, 2020
April 24, 2020	9,347	51,184	8.52%	August 24, 2020
May 13, 2020	4,571	25,030	7.93%	September 10, 2020
May 20, 2020	5,148	28,192	7.87%	September 17, 2020
May 29, 2020	7,195	39,402	5.12%	November 25, 2020
June 8, 2020	9,638	52,778	4.95%	November 5, 2020
June 8, 2020	7,823	42,837	4.29%	October 6, 2020
June 8, 2020	10,436	57,150	4.95%	November 5, 2020
June 8, 2020	6,990	38,277	4.29%	October 6, 2020
June 8, 2020	7,045	38,579	4.95%	November 5, 2020
June 15, 2020	735	4,024	6.45%	December 14, 2020
June 16, 2020	10,400	56,950	4.29%	October 14, 2020
June 30, 2020	4,335	23,737	4.92%	December 29, 2020

18.1.3.	EXIM Loan

In the period ended June 30, 2020, the Company, through its subsidiary GLA, obtained funding as follows:

Transaction	Principal	Costs	Rate -	Date of
transaction	(R$ thousand)	(R$ thousand)	interests (p.a.)	maturity date
June 23, 2020	129,263	5,189	9.05%	December 23, 2022

18.1.4.	Loan Facility

In the period ended June 30, 2020, the Company, through its subsidiary GLA, obtained funding with guarantee of the Company’s own engines. The funding operations are as follows:

Transaction	Principal		Costs		Rate -	Date of
transaction	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	interests (p.a.)	maturity date
March 20, 2020	12,000	60,847	177	898	4.16% p.a.	March 20, 2028

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

18.1.5.	Loan and financing - non-current.

On June 30, 2020, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2021	2022	2023	2024	2024 onwards	Without maturity date	Total
Parent Company
In US$:
ESN	-	-	-	1,907,729	-	-	1,907,729
Senior Notes VIII	-	-	-	-	3,481,214	-	3,481,214
Perpetual Notes	-	-	-	-	-	842,756	842,756
Total	-	-	-	1,907,729	3,481,214	842,756	6,231,699

Consolidated
In R$:
Debentures VII	290,938	-	-	-	-	-	290,938
In US$:
EXIM Loan	58,161	52,851	-	-	-	-	111,012
Spare Engine Facility	12,162	24,326	24,326	200,688	-	-	261,502
ESN	-	-	-	1,907,729	-	-	1,907,729
Senior Notes VIII	-	-	-	-	3,481,214	-	3,481,214
Loan Facility	15,049	30,838	31,811	32,834	141,023	-	251,555
Perpetual Notes	-	-	-	-	-	725,383	725,383
Total	376,310	108,015	56,137	2,141,251	3,622,237	725,383	7,029,333

The fair value of debt as of June 30, 2020 is as follows:

	Parent Company		Consolidated
	Accounting (*)	Fair value	Accounting (*)	Fair value
Senior Notes IX (ESN)	1,947,729	1,226,923	1,947,729	1,226,923
Perpetual Notes and other Senior Notes	4,442,739	2,580,161	4,325,366	2,588,905
Term Loan	1,677,161	1,642,766	1,677,161	1,642,766
Debentures	-	-	587,858	591,666
Other existing loans	-	-	2,345,329	2,351,119
Total	8,067,629	5,449,850	10,883,443	8,401,379

(*) Net amount of funding costs.

18.2.	Covenants

The Company has restrictive covenants on the Term Loan and Debentures VII.

Due to the provision of Delta's guarantee for the operation of the Term Loan, the Company has the observance of complying with specific guarantee conditions in the bilateral contract with Delta. As of June 30, 2020, the Company had Smiles shares placed in guarantee by GLAI regarding this contract that satisfy the contractual conditions.

In Debentures VII, the obligation to measure such indicators is semiannual, being that:

On March 31, 2020, the Debenture Holders’ Meeting was held, where it was decided to suspend the effects of automatic early maturity, given the failure to pay the unit face value of the debentures referring to the installment due on March 28, 2020. At that meeting, it was decided to extend the debentures’ principal amortization liabilities by 10 days.

On April 9, 2020, the Debenture Holders’ Meeting decided to postpone the amortization of debentures totaling R$148 million, originally scheduled to occur from March 28, 2020 to March 28, 2022. On this date, the Meeting also granted a waiver regarding the non-compliance with the financial rates and limits set for the fiscal year of 2020, which would be measured on June 30 and December 31, 2020. The current readings will remain in force as of the fiscal year of 2021.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

19.	Leases payable

		December 31, 2009										June 30, 2020
	Weighted average rate (p.a.)	Current	Non-current	Total	Additions	Write-offs	Contractual amendment	Payments	Interest Incurred	Interest payment	Exchange rate variation	Current	Non-current	Total
In R$:
Leases with no purchase option	13.28%	21,781	23,026	44,807	5,189	-	-	(10,108)	7,098	-	-	28,130	18,856	46,986
Total		21,781	23,026	44,807	5,189	-	-	(10,108)	7,098	-	-	28,130	18,856	46,986

In US$:
Leases with purchase option	3.75%	128,936	419,894	548,830	-	(618,487)	-	(26,049)	4,592	(4,592)	95,706	-	-	-
Leases with no purchase option	8.54%	1,253,995	4,205,148	5,459,143	596,406	-	156,424	(491,746)	297,374	-	1,992,405	2,198,423	5,811,583	8,010,006
Total		1,382,931	4,625,042	6,007,973	596,406	(618,487)	156,424	(517,795)	301,966	(4,592)	2,088,111	2,198,423	5,811,583	8,010,006

Total leases		1,404,712	4,648,068	6,052,780	601,595	(618,487)	156,424	(527,903)	309,064	(4,592)	2,088,111	2,226,553	5,830,439	8,056,992

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The future payments of financial lease agreements are detailed as follows:

	Without purchase option		With purchase option
	June 30, 2020	December 31, 2019	December 31, 2019
2020	1,679,753	1,691,357	148,613
2021	2,140,821	1,324,403	148,744
2022	1,775,460	1,125,060	207,654
2023	1,407,356	904,627	72,801
2024 onwards	3,009,131	1,938,987	16,830
Total minimum lease payments	10,012,521	6,984,434	594,642
Less total interest	(1,955,529)	(1,480,484)	(45,812)
Present value of minimum lease payments	8,056,992	5,503,950	548,830
Less current portion	(2,226,553)	(1,275,776)	(128,936)
Non-current portion	5,830,439	4,228,174	419,894

During the period ended June 30, 2020, the Company renegotiated 65 aircraft and engine lease agreements for deferral of 2 to 6 lease installments. Of this total, 49 agreements had their payments postponed only for the year 2020 and, therefore, the Company chose not to evaluate such changes as modifications to the lease agreements, as foreseen in the practical file of the amendment to “Technical Pronouncement CPC 06 (R2) – Lease due to Benefit Granted in Lease Agreement Related to Covid-19 for tenants.” For the other 16 agreements, the Company recorded the update of these renegotiations, as provided for in the current regulation, since the deferral of these installments will occur in future years, the calculated effects were recorded as an increase in the ROU in fixed assets of R$227,340 with a consideration in lease obligations of R$92,538 and gains from exchange variation of R$134,802.

19.1.	Sale-leaseback transactions

During the six-month period ended June 30, 2020, the Company recorded a net gain of R$594,587 (R$7,924 on June 30, 2019) in the consolidated results from the sale-leaseback transactions of 11 aircraft recognized recorded in the income statement under “Sale-leaseback transactions” in the group of other operating revenues and expenses, net see note 31.

20.	Suppliers

	Parent Company		Consolidated
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019

Local currency	796	15,952	898,925	833,781
Foreign currency	14,041	3,164	718,246	462,636
Total	14,837	19,116	1,617,171	1,296,417

Current	14,837	19,116	1,559,750	1,286,275
Non-current	-	-	57,421	10,142

As of June 30, 2020, the balance payable to related parties, recorded the consolidated under “suppliers”, was of R$2,454 (R$1,822 on December 31, 2019), and refers mainly to transportation operations with Viação Piracicabana Ltda.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

21.	Suppliers - Forfaiting

The Company has operations that allow suppliers to receive their rights in advance from a financial institution. As of June 30, 2020, the amount recorded under current liabilities from forfaiting operations totaled R$42,968 (R$554,467 as of December 31, 2019).

22.	Taxes obligation

	Parent Company		Consolidated
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
PIS and COFINS	733	2,278	67,160	39,133
Installment payments - PRT and PERT	-	-	1,764	2,117
Withholding income tax on salaries	10	32	8,366	54,649
ICMS	-	-	171	424
Income and social contribution taxes payable	30	1,951	4,399	9,496
Other	-	-	7,805	10,788
Total	773	4,261	89,665	116,607

Current	773	4,261	89,665	116,523
Non-current	-	-	-	84

23.	Advance from ticket sales

As of June 30, 2020, the balance of Advance from ticket sales classified in current liabilities was R$1,582,269 (R$1,966,148 as of December 31, 2019) and is represented by 4,717,204 tickets sold and not yet used (6,239,179 as of December 31, 2019) with an average use of 175 days (59 days as of December 31, 2019).

As set forth by the regulators, travel bookings may be made within a period corresponding to 12 months, and, therefore, it was not necessary to reclassify any part of the obligations related to advance from tickets sales to non-current liabilities.

Balances of advance from ticket sales are shown net of breakage corresponding to R$366,253 on June 30, 2020 (R$415,688 on December 31, 2019).

24.	Mileageprogram

	Consolidated
	June 30, 2020	December 31, 2019
Mileage program	2,148,075	1,755,985
Other	1,245	1,764
Breakage	(615,333)	(577,075)
Total	1,533,987	1,180,674

Current	1,235,080	1,009,023
Non-current	298,907	171,651

The miles issued are initially recorded as deferred revenue, and as they are redeemed by members of the Smiles program, they are recognized in the income statement as revenue, net of direct costs associated with the products and services provided.

The breakage reflects the revenue recognized on the date that the member becomes the owner of the miles and represents the estimated miles issued for which redemption is not

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

expected, i.e., miles that will expire without the expectation of use, as required by CPC 47, equivalent to IFRS 15.

25.	Provisions

	Consolidated
	Provisions post-employment Benefit	Provision for aircraft and engine return	Legal proceedings (a)	Total
Balances as of December 31, 2019	96,760	869,078	291,218	1,257,056
Additional provisions recognized	6,005	81,227	130,480	217,712
Provisions used	-	(35,250)	(85,413)	(120,663)
Changing of assumptions	(27,287)	-	-	(27,287)
Adjustment to present value	3,495	34,551	-	38,046
Exchange rate variation	-	297,472	15	297,487
Balances as of June 30, 2020	78,973	1,247,078	336,300	1,662,351

As of June 30, 2020
Current	-	316,067	-	316,067
Non-current	78,973	931,011	336,300	1,346,284
Total	78,973	1,247,078	336,300	1,662,351

As of December 31, 2019
Current	-	203,816	-	203,816
Non-current	96,760	665,262	291,218	1,053,240
Total	96,760	869,078	291,218	1,257,056
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

25.1.	Provisions for Post-Employment Benefits

The Company offers its employees a health care plan that, in compliance with the current legislation, generates an obligation for post-employment benefits.

Due to the significant increase in the indicative rates of federal government bonds linked to inflation (NTN-B), with long maturities used, as determined by the applicable accounting standards, to define the discount rate used in determining the post-employment liabilities, generated a reduction the amount of the obligation.

This significant change in the economic circumstances led to the updating of the discount rate hypothesis and, consequently, the value of the obligation and the related accounting expense for the remainder of the fiscal year 2020.

The securities used to determine the discount rate hypothesis were those traded on 06/22/2020. In addition to the discount rate, the long-term inflation hypothesis was also updated in line with the Central Bank's inflation report. For the other assumptions used in the calculation, no updates were necessary.

The changes in actuarial liabilities related to the post-employment benefit, prepared based on an actuarial report, are presented below:

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	June 30, 2020	December 31, 2019
Actuarial liabilities at beginning of the year	96,760	46,496
Current service cost recognized in income	6,005	4,910
Cost of interests recognized in income	3,495	4,311
Sponsor contributions	-	(2)
Effect of changing financial assumptions (reduction of the deduction rate)	(27,287)	34,305
Effect of plan experience	-	6,740
Actuarial liabilities at the end of the period	78,973	96,760

Actuarial assumptions
Weighted average of assumptions to determine the defined benefit obligation
Nominal discount rate p.a.	7.49%	7.23%
Real discount rate p.a.	4.36%	3,6%
Long-term estimated inflation rate p.a.	3.00%	3.50%
HCCTR – Nominal medical Inflation Rate p.a.	6.35%	6.86%
HCCTR – Real medical Inflation Rate p.a.	3.25%	3.25%
Mortality table	AT-2000 loosened by 10%	AT-2000 loosened by 10%
Weighted average of assumptions to determine the cost (revenue) of the defined benefit
Nominal discount rate p.a.	7.23%	9.93%
Real discount rate p.a.	3.60%	570%
Long-term estimated inflation rate p.a.	3.50%	4.00%
HCCTR – Nominal medical Inflation Rate p.a.	6.86%	7.38%
HCCTR – Real medical Inflation Rate p.a.	3.25%	3.25%
Mortality table	AT-2000 loosened by 10%	AT-2000 loosened by 10%

Consolidated
June 30, 2020
Cost of current service recognized in income - 1st Semester 2020	6,005
Current service cost to be recognized in the result - 2nd Semester of 2020	4,037
Interest cost recognized in the income statement - 1st Semester 2020	3,495
Interest cost to be recognized in the result - 2nd Semester of 2020	2,958
Total	16,495

25.2.	Provision for aircraft and engine return

Such provisions consider the costs that meet the contractual conditions for the return of engines held under an operating lease, as well as for the costs to be incurred to reconfigure the aircraft, upon their return, according to the conditions established in the lease agreements. The consideration is capitalized in fixed assets, under the heading “Aircraft and Engines Overhauling”.

25.3.	Provision for legal proceedings

As of June 30, 2020, the Company and its subsidiaries are parties to lawsuits and administrative proceedings. Details on the relevant lawsuits were disclosed in the financial statements for the year ended December 31, 2019.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets”, equivalent to IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings. The breakdown of the proceedings with probable and possible losses is

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

presented below:

	Consolidated
	Probable loss		Possible loss
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Civil	100,043	78,119	99,167	62,473
Labor	225,273	210,699	255,598	237,253
Taxes	10,984	2,400	562,500	586,812
Total	336,300	291,218	917,265	886,538

26.	Shareholders’ Equity

26.1.	Share Capital

As of June 30, 2020, the value of the capital stock was R$3,164,523, represented by 3,137,561,833 shares, of which 2,863,682,710 are common shares and 273,879,123 are preferred shares, being presented in the Balance Sheet and the statements of changes in equity, reduced by the costs of issuing shares in the amount of R$155,618 on June 30, 2020, and December 31, 2019.

The Company’s shares are held as follows:

	June 30, 2020			December 31, 2019
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	-	23.00%	100.00%	-	23.00%
Mobi FIA	-	37.59%	28.94%	-	37.59%	28.94%
AirFrance - KLM	-	1.55%	1.19%	-	1.55%	1.19%
Black Rock	-	5.26%	4.05%	-	-	-
Other	-	14.27%	10.99%	-	2.23%	1.73%
Free float	-	41.33%	31.83%	-	58.63%	45.14%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital on June 30, 2020 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

26.2.	Treasury shares

As of June 30, 2020, the Company had 1,833,455 treasury shares, totaling R$62,536 (3,006,390 shares in the amount of R$102,543 as of December 31, 2019). As of June 30, 2020, the average market value of treasury shares was R$18.55 (R$33.84 as of December 31, 2019).

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

27.	Earnings (loss) per share

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	Three-month period ended on
	June 30, 2020			June 30, 2019
	Common	Preferred	Total	Common	Preferred	Total
Numerator
Net loss for the period attributable to equity holders of the parent	(380,114)	(1,616,799)	(1,996,913)	(45,496)	(149,127)	(194,623)

Denominator
Weighted average number of outstanding shares (in thousands)	2,253,594	223,863		2,863,683	268,239
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,253,594	223,863		2,863,683	268,239
Basic losses per share	(0.169)	(7.222)		(0.016)	(0.556)
Diluted losses per share	(0.169)	(7.222)		(0.016)	(0.556)

	Parent Company and Consolidated
	Six-month period ended on
	June 30, 2020			June 30, 2019
	Common	Preferred	Total	Common	Preferred	Total
Numerator
Net loss for the period attributable to equity holders of the parent	(815,688)	(3,469,494)	(4,285,182)	(53,048)	(173,882)	(226,930)

Denominator
Weighted average number of outstanding shares (in thousands)	2,253,594	273,873		2,863,683	268,191
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,253,594	273,873		2,863,683	268,191
Basic losses per share	(0.362)	(12.668)		(0.019)	(0.648)
Diluted losses per share	(0.362)	(12.668)		(0.019)	(0.648)

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only one category of potentially dilutive shares (stock option), as described in note 28. However, due to the losses ascertained in the year ended on December 31, 2019 and June 30, 2020, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

28.	Share-based payments

The conditions of the restricted share and share-based payment plans granted to the Company’s Executive Officers were disclosed in detail in the financial statements for the year ended December 31, 2019, and did not change during the period ended June 30, 2020.

The movement of the plans in the period ended June 30, 2020 is as follows:

28.1.	Purchase option plan - GOL

	Number of stock options	Period weighted average price
Options outstanding as of December 31, 2019	7,660,855	7.11
Options exercised	(28,696)	9.72
Options canceled and adjustments in estimated prescribed rights	13,454	27.50
Options outstanding as of June 30, 2020	7,645,613	7.11

Number of options exercisable as of:
December 31, 2019	5,939,631	8.42
June 30, 2020	6,507,660	8.32

The expense recognized in income for the year corresponding to the stock option plans in the six-month period ended June 30, 2020 was R$5,694 (R$8,408 in the six-month period ended June 30, 2019).

28.2.	Restricted share plan – GOL

Total restricted shares
Restricted shares outstanding as of December 31, 2019	1,533,996
Restricted shares transferred (*)	(1,172,935)
Restricted shares cancelled and adjustments in estimated expired rights	162,686
Transferable restricted shares as of June 30, 2020	523,747

(*) During the year ended June 30, 2020, the Company transferred 1,172,935 shares via equity instruments (treasury shares).

The expense recognized in income for the year corresponding to the stock option plans in the six-month period ended June 30, 2020 was R$4,083 (R$4,372 in the six-month period ended June 30, 2019).

28.3.	Stock option plan – Smiles Fidelidade

During the period ended June 30, 2020, the Company recognized R$1,195 in shareholders’ equity referring to share-based payment with consideration in the income statement recorded under “personnel expenses” (R$1,585 for the six-month period ended on December 30, June 2019).

Additionally, referenced in the Company’s shares, executives and employees are granted a complementary cash-settled bonus, as a way of strengthening their commitment and productivity with the incomes. As of June 30, 2020, the balance of this obligation totaled R$1,502 (R$6,079 as of December 31, 2019) recorded under “Salaries”, referenced to 89,374 equivalent Company’s shares. The same amount was recorded under “Personnel” in the statement of operations (R$2,532 during the period ended June 30, 2019) related to these bonuses.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

29.	Transactions with related parties

29.1.	Loan Agreements - Non-current Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of transaction	Rate - interests (p.a.)	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019

GOL	GLA	Loan	5.27%	897,567	507,408	-	2,121
GAC	GLA	Loan	(*)	1,383,513	1,018,369	9,175	161,229
Gol Finance	GLA	Loan	4.92%	3,310,797	1,914,924	-	-
Total				5,591,877	3,440,701	9,175	163,350

(*) According to the local legislation, the Company applies symbolic interest rates.

In addition to the values above, the following table shows the other balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of transaction	Maturity date of the contracts	Rate - interests (p.a.)	June 30, 2020	December 31, 2019
Gol Finance	GOL	Subscription warrants(*)	July/2024	-	602,350	602,350
Gol Finance Inc.	GAC	Loan	January/2023	8.64%	1,192,426	1,267,594
Gol Finance	GAC	Loan	March/2025	4.19%	1,351,158	1,061,747
Gol Finance	Gol Finance Inc.	Loan	April/2023	6.79%	322,132	945,721
Gol Finance Inc.	Gol Finance	Loan	July/2020	11.70%	20,337	196,298
Smiles Fidelidade	GLA	Advance ticket purchases	December/2032	5.86%	1,179,319	970,899
Smiles Fidelidade	GLA	Miles sold	December/2032	-	1,491	32,271
Smiles Fidelidade	GLA	Management fees	December/2032	-	-	1,300
Smiles Fidelidade	GLA	Letter of indemnity agreement	-	-	1,115	1,414
Smiles Fidelidade	GLA	Shared services	December/2032	-	7,962	6,283
Smiles Fidelidade	GLA	Transfer - GLA	December/2032	-	3,889	23,540
Smiles viagens	Smiles fidelidade	Dividends	-	-	267	267
Smiles Fidelidade	GOL	Dividends	-	-	54,544	69,548
Smiles Viagens	Smiles fidelidade	Transfer	-	-	67	1,867
Smiles Argentina	Smiles fidelidade	Transfer	-	-	4,487	3,631
Total					7,741,544	5,184,730

(*) The subsidiary Gol Finance, through Gol Equity Finance, acquired warrants issued by the Company in the context of the issue of Exchangeable Senior Notes.

29.2.	Transportation and consulting services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below:

•	Mobitrans Administração e Participações S.A.: Business consultancy and advisory services, valid for an indefinite period; and

•	Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 30, 2021.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

As of June 30, 2020, GLA recognized total expenses related to these services of R$3,622 (R$4,021 as of June 30, 2019). On the same date, the balance payable to related companies, under “suppliers”, was of R$2,454 (R$1,822 on December 31, 2019), and refers mainly to transportation services with Viação Piracicabana Ltda.

29.3.	Contracts account opening UATP (“Universal Air Transportation Plan”) to grant a credit limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

The companies indicated above are owned by the individuals who control FIP Volutto and Mobi FIA, the main shareholders of the Company.

29.4.	Commercial partnership and maintenance agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services.

During the six-month period ended June 30, 2020, component maintenance expenses incurred at the AirFrance-KLM workshop were R$171,290 (R$59,961 on June 30, 2019). On June 30, 2020, the Company has R$142,338 in the “Suppliers” account under current liabilities (R$142,241 as of December 31, 2019).

29.5.	Remuneration of key management personnel

	Consolidated
	Three-month period ended		Six-month
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Salaries, bonus, and benefits (*)	4,197	16,788	17,164	36,993
Related taxes and charges	6,809	4,892	8,637	7,019
Share-based payments	2,647	2,180	5,201	4,848
Total	13,653	23,860	31,002	48,860

(*) Includes payment for members of the management, audit committee, and fiscal council.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	June 30, 2020	June 30, 2019
Number of Members
Board of Directors	9	9
Board of directors in subsidiary	7	7
Statutory executive officers	4	5
Statutory Executive Officers in subsidiary	3	2
Non-statutory executive officers	23	26
Non-statutory executive officers in subsidiary	2	3
Fiscal council	3	3
Fiscal council in subsidiary	3	3
Statutory audit committee	3	3
Audit committee in subsidiary	3	3
Total members	60	64

30.	Sales revenue
	Consolidated
	Three-month period ended on		Six-month period ended on
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Passenger transportation (*)	251,263	3,056,677	3,277,761	6,185,698
Cargo	44,769	101,668	145,125	193,901
Mileage revenue	79,655	108,055	189,546	210,166
Other revenue	7,457	24,476	37,767	53,217
Gross revenue	383,144	3,290,876	3,650,199	6,642,982

Related tax	(25,296)	(150,260)	(144,624)	(291,558)
Net revenue	357,848	3,140,616	3,505,575	6,351,424

(*) Of the total amount, R$17,697 and R$156,953 in the three- and six-month periods ended on June 30, 2020 is comprised of revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$141,086 and R$263,599 for the three and six-month periods ended June 30, 2019).

	Consolidated
	Three-month period ended on				Six-month period ended on
	June 30, 2020%		June 30, 2019%		June 30, 2020%		June 30, 2019%

Domestic	319,249	89.2	2,748,766	87.5	2,971,328	84.8	5,437,355	85.6
International	38,599	10.8	391,850	12.5	534,247	15.2	914,069	14.4
Net revenue	357,848	100.0	3,140,616	100.0	3,505,575	100.0	6,351,424	100.0

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

31.	Operating costs, selling and administrative expenses

	Parent Company
	Three-month period ended		Six-month period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Administrative expenses
Personnel	(304)	(1,085)	(1,424)	(2,137)
Services provided	(494)	(8,715)	(2,672)	(12,298)
Other administrative revenues and expenses, net	(1,373)	7,703	(3,074)	7,703
Total cost of services provided	(2,171)	(2,097)	(7,170)	(6,732)

Other net operating income and expenses
Sale-leaseback transactions (a)	-	-	372,712	7,413
Other income and (expenses)	(49)	(8,334)	3,547	2,398
Total other operating income	(49)	(8,334)	376,259	9,811

Total	(2,220)	(10,431)	369,089	3,079
(a)	During the period ended June 30, 2020, the Company recorded a net gain of R$372,712, related to the sale-leaseback transaction of 11 aircraft (in the period ended June 30, 2019, the Company recorded a net gain of R$7,412 arising from the sale-leaseback operations of 1 aircraft negotiated in the period).

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended		Six-month period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Cost of services provided
Personnel	(56,859)	(372,417)	(510,175)	(803,942)
Aircraft fuel	(135,785)	(976,238)	(1,136,923)	(1,971,424)
Maintenance, material and repairs	(73,746)	(276,462)	(218,067)	(320,756)
Passenger costs	(27,183)	(133,161)	(203,224)	(285,306)
Services provided	(40,923)	(41,089)	(86,416)	(72,692)
Landing fees	(20,331)	(184,560)	(222,073)	(381,137)
Depreciation and amortization	(109,481)	(399,442)	(605,771)	(795,554)
Recovery of depreciation costs (c)	-	-	25,962	-
Other operating costs	(37,698)	(79,360)	(125,229)	(134,055)
Total cost of services provided	(502,006)	(2,462,729)	(3,081,916)	(4,764,866)

Selling expenses
Personnel	(4,248)	(8,602)	(13,677)	(18,422)
Services provided	(16,756)	(38,320)	(52,086)	(75,941)
Sales and marketing	(43,030)	(182,855)	(161,042)	(315,910)
Other selling expenses	(2,183)	(6,138)	(8,369)	(11,647)
Total selling expenses	(66,217)	(235,915)	(235,174)	(421,920)

Administrative expenses
Salaries (a)	(92,125)	(138,752)	(224,603)	(271,225)
Services provided	(83,073)	(94,808)	(176,218)	(175,090)
Depreciation and amortization	(33,715)	(15,784)	(65,461)	(25,249)
Other administrative expenses (e)	(30,527)	(7,912)	(101,435)	(10,150)
Total administrative expenses	(239,440)	(257,256)	(567,717)	(481,714)

Other operational revenues (expenses)
Sale-leaseback transactions (b)	-	-	594,587	7,924
Boeing agreement expense recovery	-	-	193,503	-
Recovery of taxes paid	-	-	143,293	-
Idleness - depreciation and amortization (f)	(347,349)	-	(347,349)	-
Idleness – personnel (f)	(87,908)	-	(87,908)	-
Aircraft early return (d)	-	134,163	-	134,163
Other operating expenses	(12,528)	-	10,927	-
Total other operating revenues and (expenses), net	(447,785)	134,163	507,053	142,087

Total	(1,255,448)	(2,821,737)	(3,377,754)	(5,526,413)

(a)	The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Council in the "Salaries" line item.
(b)	During the period ended June 30, 2020, the Company recorded a net gain of R$594,587, related to the sale-leaseback transaction of 11 aircraft (in the period ended June 30, 2019, the Company recorded a net gain of R$7,924 arising from the sale-leaseback operations of 1 aircraft negotiated in the period).
(c)	Boeing Agreement explanatory note 1.3.
(d)	The amount is related to the early return of 3 aircraft in the period ended June 30, 2019.
(e)	The amounts for 2019 are impacted by recovery of expenses.
(f)	See note 1.1.6 (f).

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

32.	Financial result

	Parent Company				Consolidated
	Three-month period ended on		Six-month period ended on		Three-month period ended on		Six-month period ended on
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Financial revenue
Gain on derivatives	-	-	-	9,501	58,512	-	58,512	49,618
Derivative gains - capped call (b)	28,972	-	28,972	-	28,972	-	28,972	-
Gains from short-term investments	68	9,291	5,294	11,775	34,754	99,890	154,233	130,132
Monetary variation	632	812	948	1,186	3,156	7,713	7,807	32,349
(-) Taxes on financial income (a)	(518)	(344)	(1,057)	(1,297)	(11,771)	(5,055)	(24,883)	(13,031)
Unrealized gains - conversion right – ESN (b)	76,259	-	651,616	-	76,259	-	651,616	-
Interest income	39,179	24,452	71,906	47,146	-	77	-	122
Other	4,636	163	8,465	320	6,519	5,672	18,390	9,712
Total financial income	149,228	34,374	766,144	68,631	196,401	108,297	894,647	208,902

Financial expenses
Derivative losses	-	(148,889)	-	(168,177)	(63,270)	(146,785)	(417,798)	(215,157)
Derivative losses - capped call (b)	-	-	(148,500)	-	-	-	(148,500)	-
Unrealized loss - conversion right – ESN (b)	(242,480)	(106,502)	(242,480)	(66,622)	(242,480)	(106,502)	(242,480)	(66,622)
Interest on debt and others	(150,940)	(109,660)	(281,973)	(203,351)	(205,437)	(189,643)	(411,993)	(367,801)
Bank charges and expenses	(5,635)	(2,929)	(51,021)	(6,758)	(16,720)	(13,950)	(68,005)	(26,268)
Loss on short-term investments	-	-	-	-	(5,646)	(73,060)	(62,894)	(81,020)
Interest on leases	-	-	-	-	(164,150)	(118,732)	(302,539)	(238,385)
Other	(7,886)	(10,289)	(17,226)	(39,649)	(25,054)	(40,357)	(67,004)	(80,144)
Total financial expenses	(406,941)	(378,269)	(741,200)	(484,557)	(722,757)	(689,029)	(1,721,213)	(1,075,397)

Exchange rate variation, net	(161,161)	47,690	(882,424)	32,661	(570,024)	162,628	(3,513,428)	47,296

Total	(418,874)	(296,205)	(857,480)	(383,265)	(1,096,380)	(418,104)	(4,339,994)	(819,199)

(a)   Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b)  See Note 35.2.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

33.	Information by Segment

The information below presents the summarized financial position of the reportable operating segments as of June 30, 2020 and December 31, 2019:

33.1.	Assets and liabilities of the operating segments

	June 30, 2020
	Flight transportation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated
Assets
Current	2,119,778	2,456,429	4,576,207	(624,381)	3,951,826
Non-current	11,219,242	761,229	11,980,471	(1,172,484)	10,807,987
Total assets	13,339,020	3,217,658	16,556,678	(1,796,865)	14,759,813

Liabilities
Current	11,274,625	1,465,956	12,740,581	(448,790)	12,291,791
Non-current	15,067,045	489,855	15,556,900	(684,025)	14,872,875
Shareholders’ Equity (deficit)	(13,002,650)	1,261,847	(11,740,803)	(664,050)	(12,404,853)
Total liabilities and Shareholders’ equity (deficit)	13,339,020	3,217,658	16,556,678	(1,796,865)	14,759,813

	December 31, 2019
	Flight transportation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated
Assets
Current	3,243,363	2,763,448	6,006,811	(1,079,434)	4,927,377
Non-current	10,888,299	121,135	11,009,434	(638,365)	10,371,069
Total assets	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

Liabilities
Current	9,941,112	1,321,534	11,262,646	(900,046)	10,362,600
Non-current	11,867,062	357,714	12,224,776	(183,513)	12,041,263
Shareholders’ Equity (deficit)	(7,676,512)	1,205,335	(6,471,177)	(634,240)	(7,105,417)
Total liabilities and shareholders’ equity (deficit)	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

33.2.	Results of the operating segments

	June 30, 2020
	Flight Transportation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated

Net revenue
Passenger	3,136,765	-	3,136,765	47,871	3,184,636
Cargo and other	170,964	-	170,964	(39,571)	131,393
Revenue from the redemption of miles	-	227,889	227,889	(38,343)	189,546
Total net revenue (a)	3,307,729	227,889	3,535,618	(30,043)	3,505,575

Cost of services provided	(3,053,346)	(52,053)	(3,105,399)	23,483	(3,081,916)
Gross profit	254,383	175,836	430,219	(6,560)	423,659

Operating income (expenses)
Selling expenses	(238,176)	(52,442)	(290,618)	55,444	(235,174)
Administrative expenses	(478,041)	(62,312)	(540,353)	(27,364)	(567,717)
Other operating income (expenses), net	503,251	3,803	507,504	(1)	507,053
Total operating expenses	(212,966)	(110,951)	(323,917)	28,079	(295,838)

Result of equity income	43,660	-	43,660	(43,660)	-

Operating result before financial result, net and income taxes	85,077	64,885	149,962	(22,141)	127,821

Financial result
Financial revenue	880,745	44,566	925,311	(30,664)	894,647
Financial expenses	(1,740,867)	(11,126)	(1,751,993)	30,780	(1,721,213)
Financial (expenses) income, net	(860,233)	33,440	(826,682)	116	(826,566)

Income before exchange rate variation, net	(775,045)	98,325	(676,720)	(22,025)	(698,745)

Exchange rate variation, net	(3,511,199)	(2,130)	(3,513,329)	(99)	(3,513,428)

Income (loss) before income taxes	(4,286,244)	96,195	(4,190,049)	(22,124)	(4,212,173)

Income tax and social contribution	1,062	(40,293)	(39,231)	(7,286)	(46,517)
Net income (loss) for the period	(4,285,182)	55,902	(4,229,280)	(29,410)	(4,258,690)

Net income attributable to equity holders of the parent	(4,285,182)	29,410	(4,255,772)	(29,410)	(4,285,182)
Participation of non-controlling interests	-	26,492	26,492	-	26,492

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	June 30, 2019
	Flight transportation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger	5,764,004	-	5,764,004	228,197	5,992,201
Cargo and other	199,081	-	199,081	(4,669)	194,412
Revenue from the redemption of miles	-	518,530	518,530	(353,719)	164,811
Total net revenue (a)	5,963,085	518,530	6,481,615	(130,191)	6,351,424

Cost of services provided	(4,743,560)	(38,291)	(4,781,851)	16,985	(4,764,866)
Gross profit	1,219,525	480,239	1,699,764	(113,206)	1,586,558

Operating expenses
Selling expenses	(457,538)	(63,361)	(520,899)	98,979	(421,920)
Administrative expenses	(384,311)	(77,441)	(461,752)	(19,962)	(481,714)
Other operating income (expenses), net	143,570	914	144,484	(2,397)	142,087
Total operating expenses	(698,279)	(139,888)	(838,167)	76,620	(761,547)

Result of equity income	133,400	-	133,400	(133,323)	77

Operating result before financial result, net and income taxes	654,646	340,351	994,997	(169,909)	825,088
Financial result
Financial revenue	183,362	66,249	249,611	(40,709)	208,902
Financial expenses	(1,114,228)	(1,878)	(1,116,106)	40,709	(1,075,397)
Financial (expenses) income, net	(930,866)	64,371	(866,495)	-	(866,495)

Income before exchange rate variation, net	(276,220)	404,722	128,502	(169,909)	(41,407)

Exchange rate variation, net	43,453	2,692	46,145	1,150	47,296

Income (loss) before income taxes	(232,767)	407,414	174,647	(168,759)	5,889

Income tax and social contribution	5,837	(109,782)	(103,945)	12,438	(91,507)
Net income (loss) for the period	(226,930)	297,632	70,702	(156,321)	(85,618)

Net income attributable to equity holders of the parent	(226,930)	156,320	(70,610)	(156,321)	(226,930)
Participation of non-controlling interests	-	141,312	141,312	-	141,312

(a)	Eliminations are related to transactions between GLA and Smiles Fidelidade.

34.	Commitments

As of June 30, 2020, the Company had 95 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current quarter considers an estimate of contractual discounts, and corresponds to approximately R$24,178,212 (corresponding to US$4,415.305 on June 30, 2020) and are segregated as follows:

June 30, 2020
2023	3,447,465
2024 onwards	20,730,747
Total	24,178,212

Of the total commitments presented above, the Company should disburse the amount of R$8,762,705 (corresponding to US$1,600,202 on June 30, 2020) as advances for aircraft acquisition, according to the financial flow below:

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	June 30, 2020	December 31, 2019
2020	-	1,169,967
2021	194,892	1,152,456
2022	1,356,251	1,300,668
2023	2,799,802	1,366,345
2024 onwards	4,411,760	4,255,621
Total	8,762,705	9,245,057

The Company has been making payments related to aircraft acquisitions using its own resources, loans, cash generated from operations, short- and medium-term credit lines, and supplier financing.

The Company leases its entire aircraft fleet through a combination of leases without a purchase option. As of June 30, 2020, the total fleet consisted of 130 aircraft, among which all were commercial leases with no purchase option.

35.	Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures, and options contracts based on oil, U.S. dollar, and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The description on how the Company conducts its risk management was detailed and widely presented in the financial statements for the year ended December 31, 2019, and there have been no changes since then.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

35.1.	Accounting classifications of financial instruments

The accounting classifications of the Company's consolidated financial instruments on June 30, 2020 and December 31, 2019 are shown below:

		Parent Company				Consolidated
		Measured at fair value through profit or loss		Amortized cost (d)		Measured at fair value through profit or loss		Amortized cost (d)
	Fair value level	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Assets
Cash and bank deposits	Level 1	20,952	488	-	-	253,103	418,447	-	-
Cash equivalents	Level 2	4,206	1,016,258	-	-	162,790	1,226978	-	-
Short-term investments	Level 2	182	673	-	-	1,379,269	953,762	-	-
Restricted cash	Level 2	6,358	6,399	-	-	974,180	444,306	-	-
Derivatives assets	Level 2	45,150	143,969	-	-	45,150	147,469	-	-
Trade receivables	-	-	-	-	-	-	-	536,142	1,229,530
Deposits (a)	-	-	-	72,101	51,055	-	-	1,620,642	1,126,609
Credits with related parties	-	-	-	5,591,877	3,440,701	-	-	-	-
Dividends and interest shareholders on equity	-	-	-	54,544	69,548
Other credits and amounts	-	-	-	7,395	10,039	-	-	148,433	140,006

Liabilities
Loans and financing (b)	Level 2	325,073	626,557	7,742,556	5,968,583	325,073	626,557	10,558,370	7,783,284
Suppliers	-	-	-	14,837	19,116	-	-	1,617,171	1,296,417
Suppliers - forfaiting	-	-	-	-	-	-	-	42,968	554,467
Derivatives liabilities	Level 2	-	-	-	-	285,249	20,350	-	-
Obligations to related parties	-	-	-	9,175	163,350	-	-	-	-
Landing fees	-	-	-	-	-	-	-	689,205	728,339
Leases payable	-	-	-	-	-	-	-	8,056,992	6,052,780
Other liabilities	-	-	-	23,393	23,501	-	-	106,649	164,709

(a)	Excludes judicial deposits, as described in note 14.
(b)	The amount as of June 30, 2020 and December 31, 2019, classified as measured at fair value through profit or loss, is related to the derivative contracted through Exchange Senior Notes.
(c)	Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

During the period ended June 30, 2020, there was no change on the classification between categories of the financial instruments.

35.2.	Derivative and non-derivative financial instruments

The Company's derivative financial instruments were recognized as follows in the Balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Foreign exchange rate	Capped Call	ESN	Revenue hedge	Total
Fair value variations:
Rights (obligations) with derivatives as of December 31, 2019	(20,350)	-	3,500	143,969	(626,557)	-	(499,438)
Gains (losses) recognized in profit or loss	-	-	18,300	(119,528)	409,136	-	307,908
Gains (losses) recognized as exchange variation	-	-	-	20,709	(107,652)	-	(86,943)
Gains (losses) recognized in the adjustment of equity valuation	(810,199)	-	-	-	-	-	(810,199)
Settlements (payments received) during the period	545,300	-	(21,800)	-	-	-	523,500
Derivative rights (obligations) as of June 30, 2020	(285,249)	-	-	45,150	(325,073)	-	(565,172)
Changes in the adjustment of equity valuation
Balances as of December 31, 2019	(53,242)	(311,365)	-	-	-	(165,436)	(530,043)
Fair value adjustments during the period	(810,199)	-	-	-	-	-	(810,199)
Adjustments of Hedge Accounting of Revenue	-	-	-	-	-	(1,070,424)	(1,070,424)
Net reversal to profit or loss	166,890	4,210	-	-	-	25,543	196,643
Derecognition of hedge object	315,286	-	-	-	-	290,345	605,631
Balances as of June 30, 2020	(381,265)	(307,155)	-	-	-	(919,972)	(1,608,392)

Effects on profit or loss	(482,176)	(4,210)	18,300	(98,819)	301,484	754,536	489,115

Hedge nature	Classification	June 30, 2020
Revenue in USD	Net revenue	(16,086)
Revenue in USD	Exchange rate variation	770,622
Fuel	Costs	(105,902)
Fuel	Financial result	(376,274)
Interest - Leases	Financial result	(1,312)
Interest - Leases	Financial Result – interest on leases	(2,898)
Conversion right – ESN	Financial result	409,136
Conversion right – ESN	Exchange rate variation	(107,652)
Capped call – ESN	Financial result	(119,528)
Capped call – ESN	Exchange rate variation	20,709
Foreign exchange rate	Financial result	18,300
Total assets		489,115

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - “Financial Instruments” (IFRS 9).

As of June 30, 2020, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in dolar.

As disclosed in Note 1.1, due to the reduction in operations, the Company discontinued hedge relations of operations designated as cash flow hedges, as a drop in fuel consumption is expected when compared to the amount previously estimated. Accordingly, we transferred R$315,623 from the “equity valuation adjustment” group in the shareholders’ equity to the financial result as “derivative losses”.

In addition, due to the temporary shutdown of all international flights, the Company also

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

discontinued hedge relations of hedge accounting operations used to protect future revenues in foreign currency (hedged), using lease agreements as hedge instruments. That said, we transferred R$290,345 from the “equity valuation adjustment” group in the shareholders’ equity to the financial result as “losses with exchange rate variation”.

35.3.	Market risks

35.3.1.	Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price, as of June 30, 2020, the Company held Brent, WTI and ULSD derivatives, whose strategies are purchasing options, Collar Swap and futures. During the six-month period ended June 30, 2020, the Company recognized total losses in the income statement in the total amount of R$482,176 related to fuel derivatives (R$17,162 in the six-month period ended June 30, 2019).

35.3.2.	Interest rate

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. During the six-month period ended June 30, 2020, the Company recognized a total loss from interest hedge transactions in the amount of R$4,210 (R$6,544 in the six-month period ended June 30, 2019).

35.3.3.	Foreign exchange rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. During the six-month period ended June 30, 2020, the Company recognized a total gain from foreign exchange hedge operations in the amount of R$18,300 (R$1,978 in the six-month period ended June 30, 2019).

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Assets
Cash equivalents, short-term investments and restricted cash	22,524	647,671	852,579	1,035,802
Trade receivables	-	-	131,288	202,363
Recoverable taxes	-	-	12,329	5,312
Deposits	69,363	51,056	1,620,642	1,126,609
Derivatives assets	45,150	143,969	45,150	147,469
Total assets	137,037	842,696	2,661,988	2,517,555

Liabilities
Loans and financing	(8,067,629)	(6,595,140)	(9,713,516)	(7,831,116)
Suppliers	(14,041)	(3,164)	(718,246)	(462,636)
Provision for aircraft and engine return	-	-	(1,247,078)	(869,078)
Derivatives liabilities	-	-	(285,249)	(20,350)
Operating leases	-	-	(8,010,006)	(6,007,973)
Total liabilities	(8,081,670)	(6,598,304)	(19,974,095)	(15,191,153)

Exchange exposure	(7,944,633)	(5,755,608)	(17,312,107)	(12,673,598)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(24,178,212)	(65,779,883)	(24,178,212)	(65,779,883)
Total	(24,178,212)	(65,779,883)	(24,178,212)	(65,779,883)

Total foreign currency exposure - R$	(32,122,845)	(71,535,491)	(41,490,319)	(78,453,481)
Total foreign currency exposure - US$	(5,866,115)	(17,747,659)	(7,576,757)	(19,463,984)
Exchange rate (R$/US$)	5.4760	4.0307	5.4760	4.0307

The Company is mainly exposed to the variation of the U.S. dollar.

35.3.4.	Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

The Company recognized a total expense for capped call operations in the amount of R$98,819, comprising R$119,528 of changes in fair value, net of R$20,709 of exchange rate variation, for the six-month period ended June 30, 2020 (R$158,676 as of June 30, 2019).

35.4.	Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments, and trade receivables. Financial assets classified as cash, cash equivalents, and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Credit limits are set for all customers based on internal credit rating criteria, and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

35.5.	Liquidity risk

The schedules of financial liabilities held by the Company's consolidated financial liabilities on June 30, 2020 and December 31, 2019 are as follows:

	Parent Company
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	1,902,153	205,087	7,520,628	1,229,906	10,857,774
Suppliers	14,837	-	-	-	14,837
Obligations to related parties	9,175	-	-	-	9,175
Other liabilities	-	-	23,393	-	23,393
As of June 30, 2020	1,926,165	205,087	7,544,021	1,229,906	10,905,179

Loans and financing	200,598	1,413,645	6,587,415	1,923,019	10,124,677
Suppliers	19,116	-	-	-	19,116
Obligations to related parties	163,350	-	-	-	163,350
Other liabilities	-	-	23,501	-	23,501
As of December 31, 2019	383,064	1,413,645	6,610,916	1,923,019	10,330,644

	Consolidated
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	3,576,314	559,471	8,416,513	1,342,520	13,894,818
Leases payable	1,679,754	1,119,871	5,203,796	2,009,101	10,012,522
Suppliers	1,559,750	-	57,421	-	1,617,171
Suppliers - forfaiting	42,968	-	-	-	42,968
Landing fees	689,205	-	-	-	689,205
Derivatives liabilities	171,132	83,220	30,897	-	285,249
Other liabilities	75,323	-	31,326	-	106,649
As of June 30, 2020	7,794,446	1,762,562	13,739,953	3,351,621	26,648,582

Loans and financing	1,112,414	1,724,940	7,519,263	1,890,448	12,247,065
Leases payable	1,257,430	1,018,266	5,862,268	967,404	9,105,368
Suppliers	1,286,264	-	10,142	-	1,296,406
Suppliers - forfaiting	554,467	-	-	-	554,467
Landing fees	728,339	-	-	-	728,339
Derivatives liabilities	9,080	-	11,270	-	20,350
Other liabilities	128,744	-	35,965	-	164,709
As of December 31, 2019	5,076,738	2,743,206	13,438,908	2,857,852	24,116,704

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

35.6.	Sensitivity analysis of financial instruments

35.6.1.	Foreign currency risk

As of June 30, 2020, the Company adopted the closing exchange rate of R$5.476/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of June 30, 2020:

		Parent Company	Consolidated
	Exchange rate	Effect on profit or loss	Effect on profit or loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar	5.476	7,944,633	17,312,107
Dollar depreciation (-50%)	2.7380	3,972.317	8,656,054
Dollar depreciation (-25%)	4.1070	1,986,158	4,328,027
Dollar appreciation (+25%)	6.8450	(1,986,158)	(4,328,027)
Dollar appreciation (+50%)	8.2140	(3,972,317)	(8,656,054)

35.6.2.	Fuel risk

As of June 30, 2020, the Company, through its subsidiary GLA, has oil derivative contracts for protection equivalent to 87.5% of 12-month consumption, protection equivalent to 69.2% of 24-month consumption. The probable scenarios used by the Company are the market curves at the close of June 30, 2020, for derivatives that hedge the fuel price risk. The table below shows the sensitivity analysis in U.S. dollars of the fluctuations in jet fuel barrel prices:

	Fuel
	US$/bbl (WTI)	R$ (000)
Barrel quotation	40.46
Decline in prices/barrel (-50%)	20.23	(898,941)
Decline in prices/barrel (-25%)	30.35	(624,923)
Increase in prices/barrel (+25%)	50.58	153,811
Increase in prices/barrel (+50%)	60.69	722,118

35.6.3.	Interest rate risk

As of June 30, 2020, the Company held financial investments and debts with different types of fees. In its sensitivity analysis of non-derivative financial instruments, it was considered the impacts on yearly interest of the exposed values as of June 30, 2020, that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Short-term investments net of financial debt (a)
Risk	CDI rate drop	Libor rate increase
Reference rates	2.15% p.a.	0.37 p.a.
Exposure amount (probable scenario) (b)	724,785	(1,670,968)
Remote favorable scenario (-50%)	(6,465)	3,096
Possible favorable scenario (-25%)	(3,233)	1,548
Possible adverse scenario (+25%)	3,233	(1,548)
Remote adverse scenario (+50%)	6,465	(3,096)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Balances recorded on June 30, 2020.

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

35.7.	Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The following table shows the financial leverage:

	Consolidated
	June 30, 2020	December 31, 2019

Total short and long-term debt	(10,883,443)	(8,409,841)
Total leases payable	(8,056,992)	(6,052,780)
(-) Cash and cash equivalents	415,892	1,645,425
(-) Investments	1,379,269	953,762
Net Debt	(17,145,274)	(11,863,434)

36.	Non-cash transactions

	Parent Company
	June 30, 2020	June 30, 2019
Initial Adoption - IFRS 16 (Investments / Accumulated Losses)	-	2,436,334
Interest on Shareholders’ Equity to be Distributed, Net of Taxes (Investments/ISE)	-	8,338
Share-based payment (investments/share-based payment)	10,429	-
Unrealized result of derivatives (investments/equity valuation adjustment)	(1,078,439)	-
Actuarial Losses from post-employment benefits	27,287	-

	Consolidated
	June 30, 2020	June 30, 2019
Initial Adoption - IFRS 16	-	2,436,334
Interest on Shareholders’ Equity to be Distributed, Net of Taxes	-	(7,512)
Actuarial Losses from post-employment benefits	27,287	-
Leaseback (Fixed assets/leases)	(35,316)	-
Forfaiting (forfaiting/loans)	(359,337)	-
Write-off of financial lease agreements	-	(27,162)
Acquisition of property, plant and equipment through financing (fixed assets / loans and financing)	25,974	141,622
Guarantee Deposits (deposits / leases payable)	-	(476)
Maintenance Reserve (deposits / leases payable)	-	(3,311)
Right to use flight equipment (fixed assets / leases payable)	131,014	-
Financial lease agreement renegotiation (fixed assets/leases payable)	156,424
Unrealized result of derivatives (derivative rights/equity valuation adjustment)	810,199	-

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

37.	Liabilities from financing activities

The changes in liabilities from the Company’s financing activities in the periods ended June 30, 2020 and 2019 are as follows:

37.1.	Parent Company
				June 30, 2020
				Adjustment to profit
	Opening balance	Net cash flows (used in) from financing activities	Net cash flow from operating activities	Exchange rate variation, net	Provision for interest and cost amortization	Unrealized derivatives results	Closing balance
Loans and financing	6,595,140	(405,878)	(223,770)	2,224,607	286,666	(409,136)	8,067,629

	June 30, 2019
					Adjustment to profit
	Opening balance	Cash flow	Interest payments and loan costs	Capital increase	Exchange rate variation, net	Provision for interest and cost amortization	Unrealized derivatives results	Other	Closing balance
Loans and financing	4,659,102	1,235,391	(155,363)	-	(86,206)	201,985	66,622	-	5,921,531
Derivatives	-	(115,928)	-	-	-	-	158,676	5	42,753
Share capital	3,055,940	2,283	-	2,818	-	-	-	-	3,061,041
Capital Reserve	88,476	6,861	-	-	-	-	-	-	95,337
Shares to be issued	2,818	300	-	(2,818)	-	-	-	-	300

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

37.2.	Consolidated

		June 30, 2020
				Non-cash transactions				Adjustment to profit
	Opening balance	Net cash flows (used in) from financing activities	Net cash flow from operating activities	Property, plant and equipment acquisition through financing	Forfaiting	Gains (losses) recognized in the adjustment of equity valuation	Write-offs	Exchange rate variation, net	Provision for interest and cost amortization	Write-offs and contractual amendments	Unrealized derivatives results	Closing balance
Loans and financing	8,409,841	(250,686)	(276,623)	25,974	359,337	-	-	2,673,698	351,037	-	(409,136)	10,883,442
Leases payable	6,052,780	(527,902)	(4,530)	104,055	-	-	(120,947)	2,088,048	309,064	156,424	-	8,056,992
Derivatives	(127,119)	21,800	(545,300)	-	-	810,199	-	(20,709)	-	-	101,228	240,099

	June 30, 2019
								Non-cash transactions		Adjustment to profit
	Opening balance	Cash flow	Profit for the period	Interest on shareholders’ equity distributed by Smiles	Gains on change in investment	Interest payments and loan costs	Capital increase	Property, plant and equipment acquisition through financing	Initial adoption adjustment – CPC 06 (R2)	Exchange rate variation, net	Provision for interest and cost amortization	Unrealized derivatives results	Other	Closing balance
Loans and financing	6,443,807	1,024,165	-	-	-	(197,268)	-	141,622	-	(90,304)	246,279	66,622	-	7,634,923
Leases payable	912,145	(760,419)	-	-	-	(11,978)	-	409,976	5,370,868	(58,590)	248,455	-	(137,037)	5,973,420
Derivatives	409,662	(115,928)	-	-	-	-	-	-	-	-	-	8,090	(64,877)	236,947
Other liabilities	147,239	(209,397)	-	-	-	143,136	-	-	-	-	-	-	(15,369)	65,609
Share capital	2,942,612	2,283	-	-	-	-	2,818	-	-	-	-	-	-	2,947,713
Capital Reserve	88,476	6,861	-	-	-	-	-	-	-	-	-	-	-	95,337
Shares to be issued	2,818	300	-	-	-	-	(2,818)	-	-	-	-	-	-	300
Non-controlling interests	480,061	172	141,312	(143,136)	649	-	-	-	-	-	-	-	495	479,553

Notes to the interim financial information June 30, 2020 (In thousands of Brazilian reais - R$, except when otherwise indicated)

38.	Insurance

On June 30, 2020, the most relevant insurance coverage, by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, together with the insurance coverage of the subsidiary Smiles, are as follows:

	In thousands of Reais	In thousands of US Dollars
GLA
Guarantee - hull/war	465,460	85,000
Civil liability per event/aircraft (a)	4,107,000	750,000
Inventories (local) (b)	1,369,000	250,000
Smiles
Rent Guarantee (Cond. Rio Negro - Alphaville)	1,318	-
D&O liability insurance	100,000	-
Fire (Property Insurance Cond. Rio Negro - Alphaville)	12,747	-

(a)	In accordance with the agreed amount for each aircraft up to the maximum limit indicated.

(b) Values per incident and annual aggregate.

Pursuant to Law 10,744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

39.	Subsequent events

39.1.	Early sale of tickets

On July 5, 2020, the Company’s Board of Directors approved the commercial transaction between GLA and Smiles with the consent of GLAI, whereby, through the execution of the Advance Sale and Purchase Agreement (“Advance Purchase Agreement”), Smiles acquires GLA credits for future use in the purchase of airline tickets issued by GLA, according to the conditions stipulated in the agreement, and are granted to Smiles, in exchange, of various benefits and commercial conditions. The total value of the Transaction is R$1,200,000, which was fully disbursed by Smiles to GLA on July 6, 2020. The balance of credits resulting from the Transaction, as long as they are not used to purchase airline tickets under the new commercial conditions negotiated, will be paid at a rate equivalent to 115% of the CDI per year, which will be levied on the amount of disbursement from the date on which transferred to GLA until its effective amortization.

39.2.	Renegotiation of Lease Agreements

In July 2020, the Company renegotiated 10 aircraft and engine lease agreements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.